FOR IMMEDIATE RELEASE
BMO FINANCIAL GROUP REPORTS 11% EARNINGS GROWTH AND RECORD NET INCOME FOR 2006, FOURTH QUARTER EARNINGS INCREASE 4.8% AND DIVIDEND INCREASES TO $0.65, UP 33% FROM A YEAR AGO
Fiscal 2006 Year-over-Year Operating Highlights:
•	Record net income of $2,663 million, up $267 million or 11%

•	EPS[1] up $0.52 or 11.2% to $5.15, and cash EPS[2] up $0.45 or 9.4% to $5.23

•	ROE of 19.2%, up from 18.8%

•	Total shareholder return of 24.1% for fiscal 2006

•	Revenue[2] increases 1.5% (4.2% excluding Harrisdirect[3] and 5.9% after also excluding the impact of the weaker U.S. dollar)

•	Expense increases 0.3% (4.3% excluding Harrisdirect and 6.1% after also excluding the impact of the weaker U.S. dollar)

•	Productivity ratio improves 77 basis points to 62.8% and cash productivity ratio by 25 basis points to 62.4%

•	A $176 million provision for credit losses, consisting of $211 million of specific provisions and a $35 million reduction in the general allowance, compared with a $179 million provision for credit losses, consisting of $219 million of specific provisions and a $40 million reduction in the general allowance

•	An effective tax rate[2] of 23.6%, compared with 28.8%

•	Announced today, a quarterly dividend increase of $0.03 to $0.65 per common share, representing a 33% increase over last year. On an annualized basis, the $0.65 dividend represents approximately 50% of 2006 earnings available to shareholders, consistent with BMO’s industry-leading targeted dividend payout range of 45% to 55%

•	Operating Group Net Income
•	Personal and Commercial Banking up $57 million or 4.8% to a record $1,256 million
•	P&C Canada up $67 million or 6.2% to a record $1,141 million, due to volume growth, the MasterCard IPO gain and a 2005 increase in our customer loyalty card reserves, partially offset by lower net interest margins and increased expenses

•	P&C U.S. down $10 million or 7.4% to $115 million as strong loan growth and improved deposits spreads were more than offset by the weaker U.S. dollar, lower loan spreads and higher costs associated with new branches and integrating acquisitions (net income down US$1 million in source currency)
•	Private Client Group up $40 million or 13% to a record $360 million, due to growth in fee-based revenues from higher asset levels as well as increased net interest income, partially offset by gains on the sale of Harrisdirect and TSX common shares in 2005

•	Investment Banking Group up $7 million or 0.9% to a record $860 million, largely due to significantly higher trading revenues, increases in merger and acquisition fees and commissions, and a low tax rate. Results in 2005 included $44 million ($37 million after tax) of revenue recognized on restructuring VIEs

•	Corporate Services up $163 million to $187 million, largely due to lower income taxes, reduced expenses and lower provisions for credit losses
® Registered trade-mark of Bank of Montreal.

Year-over-Year Operating Highlights for the Quarter:
•	Net income of $696 million, up $32 million or 4.8%

•	EPS of $1.35, up $0.07 or 5.5%, and cash EPS of $1.37, up $0.05 or 3.8%

•	ROE of 19.4%, down from 20.0%

•	Revenue declines 5.9% (2.3% excluding Harrisdirect and 1.2% after also excluding the impact of the weaker U.S. dollar)

•	Expense declines 0.9% (increases 3.0% excluding Harrisdirect and 4.3% after also excluding the impact of the weaker U.S. dollar)

•	Productivity ratio deteriorates by 329 basis points to 64.6% and cash productivity ratio by 369 basis points to 64.2%

•	A $16 million provision for credit losses, consisting of $51 million of specific provisions and a $35 million reduction in the general allowance, compared with $57 million of specific provisions and no reduction in the general allowance

•	An effective tax rate of 17.4%, compared with 29.7%

•	Operating Group Net Income
•	Personal and Commercial Banking down $11 million or 3.3% to $294 million
•	P&C Canada unchanged at $271 million, as volume growth was offset by lower net interest margin and an increase in expenses

•	P&C U.S. down $11 million to $23 million, due to the weaker U.S. dollar, costs of integrating acquisitions and branch technology expenses (net income down US$7 million in source currency)
•	Private Client Group down $22 million to $85 million, but up $12 million or 18% excluding gains on asset sales in the year-ago period, due to higher mutual fund fees and interest revenues

•	Investment Banking Group down $40 million or 17% to $186 million, due primarily to reductions in trading revenues and investment securities gains (in part due to a gain on sale of TSX shares in 2005), partially offset by low income taxes

•	Corporate Services up $105 million to $131 million, largely due to lower income taxes and reduced provisions for credit losses

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
3	In the fourth quarter of 2005, BMO completed the sale of Harrisdirect, our former U.S. direct-investing business. Certain of our revenue and expense growth and productivity measures have been disclosed on a basis that excludes Harrisdirect results in the comparative periods, to assist in explaining performance.
References to retail and business banking refer to Personal and Commercial Banking activities and references to wealth management refer to Private Client Group activities.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

FOURTH QUARTER 2006 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
This MD&A commentary is as of November 28, 2006. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A should be read in conjunction with the unaudited consolidated financial statements for the twelve and three month periods ended October 31, 2006, included in this release, and the annual MD&A for the year ended October 31, 2005, included in BMO’s 2005 Annual Report.
Summary Data

		Increase				Increase			Increase
		(Decrease)				(Decrease)			(Decrease)
(Canadian $ in millions, except per share data and as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Revenue per financial statements	9,985	146	2%		2,461	(159)	(6%	)	(109)	(4%	)
Taxable equivalent basis (teb) adjustment	127	8	7%		33	3	12%		—	—

Revenue (teb) (1)	10,112	154	2%		2,494	(156)	(6%	)	(109)	(4%	)
Specific provision for credit losses	211	(8)	(4%	)	51	(6)	(11%	)	9	21%
Increase (decrease) in the general allowance	(35)	5	13%		(35)	(35)	(100%	)	(35)	(100%	)

Total provision for credit losses	176	(3)	(2%	)	16	(41)	(72%	)	(26)	(61%	)
Non-interest expense	6,353	21	1%		1,613	(13)	(1%	)	13	1%
Income taxes per financial statements	717	(157)	(18%	)	117	(140)	(55%	)	(82)	(41%	)
Taxable equivalent basis adjustment	127	8	7%		33	3	12%		—	—

Income taxes (teb) (1)	844	(149)	(15%	)	150	(137)	(48%	)	(82)	(35%	)
Non-controlling interest in subsidiaries	76	18	31%		19	3	21%		—	—
Net income	2,663	267	11%		696	32	5%		(14)	(2%	)

Amortization of intangible assets (after tax)	36	(38)	(50%	)	9	(8)	(48%	)	—	—
Cash net income (1)	2,699	229	9%		705	24	4%		(14)	(2%	)
Earnings per share — basic ($)	5.25	0.52	11%		1.37	0.06	5%		(0.04)	(3%	)
Earnings per share — diluted ($)	5.15	0.52	11%		1.35	0.07	5%		(0.03)	(2%	)
Cash earnings per share — diluted ($) (1)	5.23	0.45	9%		1.37	0.05	4%		(0.03)	(2%	)
Return on equity (ROE)	19.2%		0.4%		19.4%		(0.6%	)		(0.9%	)
Cash ROE (1)	19.5%		0.1%		19.6%		(1.0%	)		(1.0%	)
Non-interest expense-to-revenue ratio	63.6%		(0.8%	)	65.5%		3.4%			3.2%
Non-interest expense-to-revenue (teb) ratio (1)	62.8%		(0.8%	)	64.6%		3.2%			3.1%
Cash non-interest expense-to-revenue (teb) ratio (1)	62.4%		(0.2%	)	64.2%		3.7%			3.1%
Net interest margin	1.53%		(0.08%	)	1.51%		(0.07%	)		(0.05%	)
Net interest margin (teb) (1)	1.58%		(0.07%	)	1.55%		(0.07%	)		(0.05%	)
Effective tax rate	20.7%		(5.5%	)	14.1%		(13.4%	)		(7.3%	)
Effective tax rate (teb) (1)	23.6%		(5.3%	)	17.4%		(12.3%	)		(6.6%	)

Operating Group net income:
Personal and Commercial Banking	1,256	57	5%		294	(11)	(3%	)	(82)	(22%	)
P&C Canada	1,141	67	6%		271	—	—		(74)	(21%	)
P&C U.S.	115	(10)	(7%	)	23	(11)	(28%	)	(8)	(25%	)
Private Client Group	360	40	13%		85	(22)	(21%	)	—	—
Investment Banking Group	860	7	1%		186	(40)	(17%		(15)	(8%	)
Corporate Services, including Technology and Operations (T&O)	187	163	+100%		131	105	+100%		83	+100%

BMO Financial Group net income	2,663	267	11%		696	32	5%		(14)	(2%	)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.

Toronto, November 28, 2006 — BMO Financial Group reported net income of $696 million for the fourth quarter ended October 31, 2006, up $32 million or 4.8% from a year ago. EPS increased $0.07 or 5.5% to $1.35 and Cash EPS increased $0.05 or 3.8% to $1.37.
PERFORMANCE OVERVIEW
“While operating momentum slowed in the fourth quarter due to a weaker business environment, BMO earned record net income in 2006 with 11% earnings growth and a 19.2% return on equity” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “It was a good year overall, marking BMO’s fourth consecutive year of record results. All three operating groups delivered record net income, for the second consecutive year. The total return on BMO common shares was just over 24% and we increased our dividend payout target to an industry leading range of 45% to 55% of income available to shareholders.
“In the final quarter, favourable income taxes and low credit losses helped us maintain strong financial performance in spite of our businesses facing a more difficult operating environment. Net income for the quarter was surpassed only by our record performance in the third quarter.
“We met or exceeded four of our five performance targets for the year. We did not achieve our targeted cash productivity improvement due to continued investment in our retail businesses and a change in our business mix. Our targets for 2007 are again ambitious as we continue to pursue our vision of becoming the top-performing financial services company in North America.”
BMO’s net income increased $32 million or 4.8% from the fourth quarter a year ago to $696 million. Results in the current quarter benefited from a particularly low effective tax rate and the $23 million ($0.04 per share) after-tax effect of a $35 million reduction in the general allowance for credit losses. Results in the fourth quarter of 2005 benefited from the $43 million ($0.09 per share) after-tax net impact of: a $49 million ($18 million after tax) gain on sale of Harrisdirect; a $50 million ($32 million after tax) gain on sale of TSX common shares; and a $29 million ($19 million after tax) gain on sale of a Calgary office tower; net of a $40 million ($26 million after tax) increase in customer loyalty card reserves.
Personal and Commercial Banking (P&C) net income declined $11 million or 3.3% from the fourth quarter a year ago to $294 million. Personal and Commercial Banking Canada (P&C Canada) net income was unchanged, at $271 million. Volume growth was offset by lower net interest margins and increased expenses. Personal and Commercial Banking U.S. (P&C U.S.) net income declined $11 million or 28% to $23 million. The weaker U.S. dollar and higher costs associated with the integration of acquisitions and a new technology platform offset revenue growth. Private Client Group net income decreased $22 million or 21%, but increased $12 million or 18% excluding a $49 million ($18 million after tax) gain on the sale of Harrisdirect and a $25 million ($16 million after tax) share of the gain on the sale of TSX common shares in the fourth quarter a year ago. Investment Banking Group net income decreased $40 million or 17%, driven by lower trading revenues in the weaker capital markets environment, partially offset by a lower effective income tax rate. The prior year benefited from IBG’s $25 million ($16 million after tax) share of the gain on the sale of TSX common shares. Corporate Services net income increased $105 million, primarily due to a low effective tax rate and reduced provisions for credit losses.
BMO’s net income decreased $14 million or 2.0% from the record results of the third quarter. P&C net income decreased $82 million or 22%. P&C Canada net income declined $74 million or 21%. Their third quarter results included a $38 million ($25 million after tax) gain on the MasterCard Incorporated IPO and a $26 million recovery of prior years’ income taxes. The balance of the decline was attributable to lower revenues as expense levels were comparable in both periods as we continued to invest in our businesses. P&C U.S. net income declined $8 million or 25% as increased costs and spread compression offset the benefits of volume growth. Expense growth was attributable to higher technology expense, costs associated with higher business volumes, and increased marketing and branch maintenance costs. Private Client Group net income was unchanged as lower commission revenues were matched by reduced costs. Investment Banking Group net income declined $15 million or 7.5% due to lower trading and commission revenues, partially offset by a lower effective income tax rate. Corporate Services net income increased $83 million due to low income taxes, reduced provisions for credit losses and higher revenues.

Net income for fiscal 2006 was $2,663 million, up $267 million or 11% from 2005. EPS was $5.15, up $0.52 or 11%, and cash EPS was $5.23, up $0.45 or 9.4%.
P&C net income for fiscal 2006 increased $57 million or 4.8% to $1,256 million. P&C Canada’s net income for 2006 was $1,141 million, up $67 million or 6.2% from the record results of a year ago. Results in fiscal 2005 included the $8 million net benefit of the $40 million ($26 million after tax) customer loyalty card reserve increase and $34 million of recoveries of prior years’ income taxes. Results in fiscal 2006 included the $51 million benefit of the $38 million ($25 million after tax) MasterCard IPO gain and a $26 million recovery of prior years’ income taxes. The remaining increase was driven by volume growth, partially offset by lower net interest margins and increases in expenses and the provision for credit losses. P&C U.S. net income decreased by $10 million or 7.4% as the impact of strong loan growth was offset by the effect of the weaker U.S. dollar, reduced net interest margin and increased expenses. Excluding the impact of the weaker U.S. dollar, our investments in acquisitions integration and branch technology in 2006 and the branch charter consolidation in 2005, our net income increased 4.1% from the prior year. Private Client Group net income of $360 million increased $40 million or 13%, but would have increased $74 million or 27% excluding the gains on the sales of Harrisdirect and TSX common shares in 2005. The increase was attributable to higher fee-based revenue from increased asset levels and higher net interest income, excluding the impact of having sold Harrisdirect. Investment Banking Group net income was $860 million, an increase of $7 million or 0.9%. Results in 2005 included $44 million ($37 million after tax) of revenue recognized on restructuring VIEs. Excluding this item, net income increased $44 million or 5.5%. Results benefited from income tax initiatives, strong trading revenue, higher merger and acquisition fees and improved commissions. Corporate Services net income increased $163 million to $187 million, due primarily to lower income taxes, reduced expenses and a higher recovery of credit losses.
Revenue for the quarter decreased $156 million or 5.9% from a year ago to $2,494 million but decreased $60 million or 2.3% excluding Harrisdirect, and by $21 million or 0.8% after also excluding the $39 million effect of last year’s gains on sale of TSX shares and the Calgary office tower net of the credit card fees reduction. The weaker U.S. dollar lowered revenue growth by $30 million or 1.1 percentage points. P&C revenue increased $51 million or 3.8% to $1,383 million. P&C Canada revenue increased $50 million or 4.4% to $1,158 million, due to volume growth in personal and commercial products and the 2005 customer loyalty card reserve increase. These factors were partially offset by the effects of lower net interest margin, as mortgage and personal loans were competitively priced, and by lower securitization revenue. P&C U.S. revenue increased $1 million or 0.7% to $225 million. The weaker U.S. dollar lowered P&C U.S. revenue growth by $13 million or 5.6 percentage points. Increased revenues were attributable to strong loan growth, acquisitions and new branches, partly offset by reduced net interest margin. Private Client Group revenue decreased $107 million, but increased $14 million or 3.0% excluding the operating results of Harrisdirect and last year’s asset sales, and by $18 million or 4.0% after also excluding the impact of the weaker U.S. dollar. Higher net interest income and mutual fund revenues were partially offset by lower brokerage fees. Investment Banking Group revenue decreased $73 million or 10%, or by $56 million and 7.9% excluding the impact of the weaker U.S. dollar. There was a sharp decline in trading revenues. The largest contributor was a reduction in commodity derivative revenues primarily driven by reduced client flows, and declines in market prices and implied volatility in crude oil, as well as our positioning in natural gas. These factors resulted in a small trading loss in commodity of derivatives. Lower equity underwriting, the continuing effect of compressed spreads in interest-rate-sensitive businesses and the run-off of non-core assets also contributed to the decline. The impact of higher corporate banking assets was partially offset by the effect of reduced spreads in the competitive environment. There were increases in merger and acquisition fees, lending fees and investment securities gains, excluding the 2005 gain on the sale of the TSX shares.
BMO’s revenue fell $109 million or 4.2% from the third quarter, in part due to that quarter’s $38 million MasterCard IPO gain. P&C revenue declined $74 million or 5.1%. P&C Canada revenue declined $70 million or 5.8%, due to the MasterCard IPO gain in the third quarter, as well as lower securitization and insurance revenues and reduced net interest margins from decreased mortgage refinancing fees. P&C U.S. revenue declined $4 million or 1.6% due to competitive pressures on loan pricing and changes in product mix as customers shifted to lower-margin deposits and fixed-rate loan products. Private Client Group revenue decreased $12 million or 2.5%, primarily due to lower direct investing commission revenue. Investment Banking Group revenue declined by $45 million or 6.6%, due to reduced trading and commission revenues. Commodity derivatives trading revenues were significantly lower due primarily to the same factors that affected the year-over-year comparison. In addition, during the third quarter, the commodity derivatives business was well positioned to benefit from increased volatility and associated client flows stemming from increased market sensitivity to geopolitical events. Corporate Services revenues increased $22 million as it earned $23 million of our $27 million gain on the securitization of $1.5 billion of our credit card receivables.
BMO’s fiscal 2006 revenue rose $154 million or 1.5% to $10.1 billion, but increased $407 million or 4.2% excluding Harrisdirect. The weaker U.S. dollar lowered revenue growth by $170 million or 1.7 percentage points. P&C revenue rose $269 million or 5.1% to $5,485 million. P&C Canada revenue increased $260 million or 6.0% to $4,579 million, due to volume growth in personal and commercial products, the 2005 customer loyalty card reserve increase, the gain on the MasterCard IPO, higher revenue from insurance and increased sales of term investment products and mutual funds. These factors were partially offset by the effects of lower net interest margins and reduced securitization revenue. P&C U.S. revenue increased $9 million or 0.9% to $906 million. The weaker U.S. dollar lowered P&C U.S. revenue growth by $65 million or 7.2 percentage points. Increased revenues were attributable to strong loan growth, acquisitions and new branches, partly offset by reduced net interest margin. Private Client Group revenue decreased $143 million or 7.0%, but increased $135 million or 7.7% excluding Harrisdirect’s operating results and last year’s asset sales, and by $157 million or 8.9% after also excluding the impact of the weaker U.S. dollar. Strong revenue growth was driven by increased fee-based asset growth, higher client trade volumes in direct investing and increased net interest income. Investment Banking Group revenue increased $39 million or 1.4%, but rose by $83 million or 3.1% excluding the $44 million gain on restructuring VIEs in 2005. The weaker U.S. dollar lowered revenue growth by $96 million or 3.5 percentage points. Trading revenues were appreciably higher, largely related to increased commodity derivatives trading revenues associated with high volatility in the energy sector. There was significantly higher merger and acquisition revenue and growth in commission revenues. Corporate Services revenues declined by $11 million but were $18 million higher excluding the gain on sale of the Calgary office building in 2005.
BMO’s overall net interest margin1 was 1.55% in the fourth quarter of 2006, a decline of 7 basis points from a year ago and 5 basis points from the third quarter. Net interest margin declined in each of our business segments relative to the third quarter and was lower than a year ago in all segments except Private Client Group. BMO’s net interest margin in fiscal 2006 was 1.58%, a decline of 7 basis points from fiscal 2005. Net interest margin was down comparably in each of the segments, except Private Client Group where spreads increased. Net interest margins are detailed in the Revenue section of the Financial Performance Review.
Non-interest expense in the fourth quarter of 2006 decreased $13 million or 0.9% from a year ago to $1,613 million, but increased $47 million or 3.0% excluding Harrisdirect. The weaker U.S. dollar lowered expense growth by $20 million or 1.3 percentage points. P&C Canada expenses rose $26 million or 3.7% due to the expansion of the retail and commercial sales forces as well as increased initiative and marketing expenditures. P&C U.S. expenses were $15 million or 9.8% higher than a year ago, due to acquisitions and their integration costs, new branches and costs of implementing a new branch technology platform, partially offset by the effects of the weaker U.S. dollar. Private Client Group expenses were $55 million or 14% lower than in 2005, but were $5 million higher excluding Harrisdirect and $7 million or 2.2% higher after also excluding the impact of the weaker U.S. dollar. The low rate of growth was due to reduced revenue-based costs, in line with lower revenues, and effective cost containment. Investment Banking Group expenses rose $22 million or 5.8% mainly due to increased performance-based costs. The fourth quarter of 2005 included reductions to performance-based costs to align with the full year results.
Non-interest expense increased $13 million or 0.7% from the third quarter. The increase was primarily attributable to increased expenses in P&C U.S. due to higher technology costs and expenses associated with higher business volumes, marketing and branch maintenance.
In fiscal 2006, non-interest expense increased $21 million or 0.3% to $6,353 million, but increased $264 million or 4.3% excluding Harrisdirect. The weaker U.S. dollar lowered expense growth by $112 million or 1.8 percentage points. Expenses increased $117 million or 4.7% in P&C Canada due to expansion of the sales forces and increased investments in our physical distribution network, including replacing our ABM network, technology

[1]	On a taxable equivalent basis — see the GAAP and Related Non-GAAP Measures section enhancements for the customer-facing workforce and marketing expenditures. P&C U.S. expenses rose $22 million or 3.4% due to acquisition-related expenses, new branch expansion, implementing our new technology platform and costs associated with higher business volumes, partially offset by the effects of the weaker U.S. dollar and savings from last year’s costs of implementing the branch charter consolidation. Private Client Group expenses declined $186 million, but would have increased $57 million or 4.4% excluding Harrisdirect and by $75 million or 5.9% after also excluding the impact of the weaker U.S. dollar. Higher expenses were due to increased revenue-based costs and investment in our sales force and U.S. investment management business. Investment Banking Group’s expenses rose $124 million or 8.4% due to higher performance-based compensation costs, as stronger revenues in 2006 were concentrated in businesses with relatively higher variable costs. Corporate Services expenses fell $56 million due in part to a $25 million litigation provision recorded in the second quarter of 2005.
The productivity ratio was 64.6% in the fourth quarter of 2006, compared with 61.4% a year ago. The cash productivity ratio deteriorated 369 basis points to 64.2%, or by 335 basis points excluding Harrisdirect in the year-ago period. Our productivity ratio deteriorated by 314 basis points and our cash productivity ratio by 312 basis points from the third quarter. In fiscal 2006, our productivity ratio improved 77 basis points from 2005, while our cash productivity ratio improved by 25 basis points, the differing rates of change relating largely to the sale of Harrisdirect and the resulting reduction in the amortization of intangible assets, a non-cash charge. The 25 basis point improvement in our cash productivity ratio in fiscal 2006 fell short of BMO’s 2006 financial target of improving cash productivity by 100 to 150 basis points. The overall shortfall was primarily due to a change in the mix of Investment Banking Group’s revenues and continued investment in our P&C businesses. We made good progress in improving productivity in P&C Canada as solid revenue growth outstripped expense growth, but the improvement fell short of BMO’s overall target as revenue growth was lowered by reduced net interest margin, while expenses were affected by the initiatives discussed in the preceding paragraph. P&C U.S. expense growth exceeded revenue growth, as we invested in integrating acquisitions, branch expansion and improving our branch technology platform. Investment Banking Group’s productivity ratio deteriorated as its revenue growth was concentrated in businesses with higher variable costs. Their productivity was the second best of the Canadian peer group in 2005 and through the third quarter of 2006. Private Client Group’s productivity improvement surpassed BMO’s target and the Group has made very significant productivity improvements for three straight years. In 2007, BMO’s financial target remains to improve our cash productivity ratio by 100 to 150 basis points.
In 2007, we are targeting to improve our cash productivity ration by 100 to 150 basis points. We plan to achieve this by driving revenues through an increased customer focus, ongoing expense management, and by working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line. While specific measures have not yet been determined, we expect workforce reductions, primarily in non-customer-facing work groups.
Provisions for credit losses remained at low levels in the fourth quarter, totalling $16 million, consisting of $51 million of specific provisions and a $35 million reduction in the general allowance. This compared with specific provisions of $57 million a year ago and $42 million in the third quarter, with no decrease in the general allowance in either comparative period. The reduction in the general allowance in the fourth quarter of 2006 was primarily attributable to the $1.5 billion credit card receivables securitization in the quarter.
For fiscal 2006, provisions for credit losses totalled $176 million, consisting of $211 million of specific provisions and a $35 million reduction in the general allowance. In fiscal 2005, provisions for credit losses totalled $179 million, consisting of $219 million of specific provisions and a $40 million reduction in the general allowance. Specific provisions for credit losses of $211 million in fiscal 2006 were below our 2006 performance target of $400 million or less established at the beginning of the year, and below our $250 million estimate at the end of the third quarter.
Net income from U.S.-based businesses totalled CDN$89 million or 12.9% of BMO’s net income in the quarter, compared with CDN$102 million and 15.3% a year ago. The reduction was due to the Harrisdirect gain in 2005, lower P&C U.S. results in 2006 and the weaker U.S. dollar. In fiscal 2006, net income from U.S.-based businesses totalled CDN$441 million or 16.6% of BMO’s net income, compared with CDN$472 million and 19.7% for fiscal 2005. The decline was due to lower U.S.-based earnings in Investment Banking Group, due to the VIE revenue in 2005, lower P&C U.S. results and the weaker U.S. dollar.

The Tier 1 Capital Ratio was 10.22%, up from 10.07% at the end of the third quarter but down from 10.30% at the end of 2005. The Total Capital Ratio was 11.76%, compared with 11.59% at the end of the third quarter and 11.82% at the end of last year. The increases in the Tier 1 and Total Capital Ratios from the third quarter were due to higher common shareholders’ equity, partially offset by an increase in risk-weighted assets. The decreases in the ratios from 2005 were primarily attributable to higher risk-weighted assets, largely due to loan growth and increased market risk.
During the quarter, we repurchased 975,000 Bank of Montreal common shares under our common share repurchase program at an average cost of $65.84 per share, for a total cost of $64 million. In 2006, BMO repurchased 5,919,400 common shares under our share repurchase program at a cost of $376 million. Our common share repurchase program is primarily intended to offset, over time, the impact of dilution caused by the exercise of stock options, our dividend reinvestment plan and the conversion of convertible shares. Our existing normal course issuer bid expired on September 5, 2006. On September 1, 2006, we announced a new normal course issuer bid, commencing September 6, 2006 and ending September 5, 2007, under which BMO may repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float.
On November 28, 2006, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.65 per common share, representing a 4.8% increase from $0.62 per share in the fourth quarter and a 33% increase from $0.49 per share in the first quarter of 2006. On an annualized basis, the dividend represents approximately 50% of 2006 earnings available to shareholders, consistent with BMO’s industry-leading targeted dividend payout range of 45% to 55%.
Unrealized gains on investments increased $80 million from the third quarter and $58 million from the end of 2005 to $55 million, due to growth in the portfolio, higher equity valuations relative to both periods and increased gains on fixed income securities relative to the third quarter.

Target
2006 Financial Targets	2006 Financial Performance	Met	2007 Financial Targets
5% to 10% EPS growth from a base of $4.58 (excluding changes in the general allowance)	11.6% growth to $5.11 from a base of $4.58	✓	5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)

ROE of 17% to 19%	19.2%	✓	ROE of 18% to 20%

Specific provisions for credit losses of $400 million or less	Specific provisions for credit losses of $211 million	✓	Specific provisions for credit losses of $400 million or less

At the end of the third quarter we indicated that we expected specific provisions of $250 million or less in fiscal 2006	We also reduced the general allowance by $35 million

Tier 1 Capital Ratio of at least 8.0%	10.22%	✓	Moved to Capital Management Policy[1]

Improve our cash productivity ratio by 100 to 150 bps	25 bps improvement	X	Improve our cash productivity ratio by 100 to 150 bps

1. BMO’s policy is to maintain a Tier 1 Capital Ratio of at least 8% but no longer states the ratio as an annual financial performance target.
2007 Economic Outlook
We anticipate that the Canadian economy will continue to grow at a moderate pace in 2007. The housing market is expected to moderate as past increases in interest rates dampen sales and construction, tempering growth in residential mortgages. In contrast, business investment is anticipated to remain strong in response to continued healthy gains in corporate profits, supporting growth in business loans. Interest rates are expected to remain stable for some time, which, along with the steady economic expansion, should support fee-based investment banking activities. The resource-producing provinces of Western Canada, in particular Alberta, are expected to lead the nation’s expansion in 2007 as a result of high commodity prices. Newfoundland & Labrador will also record strong growth due to an increase in offshore oil and nickel production. The Canadian dollar is expected to increase modestly relative to a generally weak U.S. dollar and inflation is expected to remain low.
The U.S. economy is also projected to grow at a moderate rate in 2007. However, the rate of growth is anticipated to improve through the year in response to an expected further easing in energy prices. Past increases in interest rates should continue to temper demand for residential mortgages and personal loans. In contrast, continued strong business investment, resulting from healthy corporate balance sheets, should support growth in business loans. The U.S. dollar is expected to depreciate against most major currencies in the year ahead as a result of the large U.S. trade deficit and an anticipated easing in Federal Reserve policy.
Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the President & Chief Executive Officer (CEO) and the Chief Financial & Administrative Officer (CFAO) outlining management’s responsibility for financial information contained in the report. BMO’s CEO and CFAO are expecting to certify, as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities and Exchange Act of 1934, the appropriateness of the financial disclosures in our annual filings and the design and effectiveness of our disclosure controls and procedures.

BMO Financial Group’s management, including the CEO and CFAO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management is expecting to conclude that internal control over financial reporting was effective as of October 31, 2006 and that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. BMO’s CEO and CFAO are expecting to certify the foregoing, as required in the United States by the Securities and Exchange Act of 1934.
BMO will file the applicable Canadian and U.S. CEO and CFAO certifications with the Canadian Securities Administrators and the SEC in the United States in December 2006 when we file our Annual Report and other annual disclosure documents.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2005 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 and 30 of BMO’s 2005 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions about the performance of the Canadian and U.S. economies in 2007 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives and in determining our financial targets, including provisions for credit losses. Key assumptions include that the Canadian and U.S. economies will expand at a moderate pace in 2007 and that inflation will remain low. We have also assumed that interest rates in 2007 will remain little changed in Canada but decline in the United States and that the Canadian dollar will hold onto its recent gains in value relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A, audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, November 28, 2006 at 2:30 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Sunday, December 10, 2006 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 6791.
A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Wednesday, February 28, 2007.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, Investor Relations, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Robert Horte, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW
GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Fiscal-2006	Fiscal-2005	Q4-2006	Q3-2006	Q4-2005
Net interest income per financial statements (a)	4,744	4,787	1,215	1,234	1,194
Non-interest revenue	5,241	5,052	1,246	1,336	1,426

Revenue per financial statements (b)	9,985	9,839	2,461	2,570	2,620

Taxable equivalent basis (teb) adjustment (c)	127	119	33	33	30

Net interest income (teb) (a+c) (d) (1)	4,871	4,906	1,248	1,267	1,224
Non-interest revenue	5,241	5,052	1,246	1,336	1,426

Revenue (teb) (e) (1)	10,112	9,958	2,494	2,603	2,650

Provision for income taxes per financial statements (f)	717	874	117	199	257
Taxable equivalent basis adjustment	127	119	33	33	30

Provision for income taxes (teb) (g)(1)	844	993	150	232	287

Non-interest expense (h)	6,353	6,332	1,613	1,600	1,626
Amortization of intangible assets	(44)	(94)	(11)	(10)	(22)

Cash-based expense (i) (1)	6,309	6,238	1,602	1,590	1,604

Net income	2,663	2,396	696	710	664
Amortization of intangible assets, net of income taxes	36	74	9	9	17

Cash net income (1)	2,699	2,470	705	719	681
Preferred share dividends	(30)	(30)	(8)	(6)	(8)
Charge for capital (1)	(1,439)	(1,324)	(372)	(364)	(345)

Net economic profit (1)	1,230	1,116	325	349	328

Non-interest expense-to-revenue ratio (2) (%) ((h/b) x 100)	63.6	64.4	65.5	62.3	62.1
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((h/e) x 100)	62.8	63.6	64.6	61.5	61.4
Cash non-interest expense- to-revenue (teb) ratio (1) (2) (%) ((i/e) x 100)	62.4	62.6	64.2	61.1	60.5
Net interest margin annualized (%) ((a/average assets) x 100)	1.53	1.61	1.51	1.56	1.58
Net interest margin (teb) annualized (1) (%) ((d/average assets) x 100)	1.58	1.65	1.55	1.60	1.62
EPS (uses net income) ($)	5.15	4.63	1.35	1.38	1.28
Cash EPS (1) (uses cash net income) ($)	5.23	4.78	1.37	1.40	1.32
Effective tax rate (f/income before income taxes)	20.7%	26.3%	14.1%	21.4%	27.5%
Effective tax rate (teb) (1) (g/income before income taxes)	23.6%	28.8%	17.4%	24.1%	29.7%

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated revenues, expenses, provision for credit losses, income taxes and net income in each quarter of 2006 were lowered relative to the comparable periods by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities usually partially mitigate the impact of exchange rate fluctuations within a single quarter.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q4-2006		Fiscal-2006
(Canadian $ in millions, except as noted)	vs. Q4-2005	vs. Q3-2006	vs. Fiscal-2005
Canadian/U.S. dollar exchange rate (average)
—Current period	1.1153	1.1153	1.1322
—Prior period	1.1772	1.1164	1.2138

Reduced net interest income	(14)	—	(63)
Reduced non-interest revenue	(16)	—	(107)

Reduced total revenue	(30)	—	(170)
Reduced expense	20	—	112
Reduced provision for credit losses	—	—	4
Reduced income taxes	2	—	28

Reduced net income before hedging gains	(8)	—	(26)
Hedging gains	1	1	3
Income taxes thereon	—	—	(1)

Increased (reduced) net income	(7)	1	(24)

Value Measures
Annualized ROE was 19.4% for the quarter, down from 20.0% a year ago and 20.3% in the third quarter. For fiscal 2006, ROE was 19.2%, above our annual target of 17% to 19% ROE and the 18.8% return of a year ago.
EPS of $1.35 increased $0.07 or 5.5% from the fourth quarter of 2005 but decreased $0.03 or 2.2% from the third quarter. In fiscal 2006, EPS of $5.15 was up $0.52 or 11.2% from the comparable period a year ago. Excluding the reduction in the general allowance in 2005 and 2006, EPS was up 11.6%, which was above our 2006 target of 5% to 10% EPS growth on that basis.

Net economic profit (NEP) was $325 million (see the Non-GAAP Measures section), compared with $328 million in the fourth quarter of 2005. In fiscal 2006, NEP was $1,230 million, up from $1,116 million in 2005.
The total shareholder return (TSR) on an investment in BMO common shares was 9.6% in the fourth quarter, the third best of Canada’s major banks. The TSR for the twelve months ended October 31, 2006 was 24.1%, the second best of the banks and above the S&P/TSX Composite total return of 21.7%. BMO’s average annual TSR for the five-year period ended October 31, 2006 was 19.1%, the fourth best of the banks and above the comparable S&P/TSX Composite average annual total return of 14.5%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. Net income by operating group is reviewed in more detail in the Review of Operating Group Performance that follows.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section. This section reviews net interest income, net interest margin and non-interest revenue.
Net Interest Margin (teb)

		Increase		Increase	Increase
		(Decrease)		(Decrease)	(Decrease)
(in basis points)	Fiscal-2006	vs. Fiscal-2005	Q4-2006	vs. Q4-2005	vs. Q3-2006
P&C Canada	257	(10)	257	(13)	(3)
P&C U.S.	338	(10)	329	(7)	(9)

Personal and Commercial Banking	270	(10)	269	(12)	(3)
Private Client Group	871	52	861	12	(26)
Investment Banking Group	48	(13)	44	(3)	(4)
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm	nm	nm

Total BMO	158	(7)	155	(7)	(5)

nm —	not meaningful
Net interest income was $1,248 million, an increase of $24 million or 2.0% from the fourth quarter of last year. BMO’s average assets rose $20 billion to $320 billion. Average assets of P&C Canada rose $7.3 billion due to growth in residential mortgages and personal and commercial loans, which grew in part due to active housing markets and increased business investment. Investment Banking Group’s average assets rose by $14.4 billion due to increases in investment and trading securities, reverse repos and corporate banking assets. Net interest margin was 1.55%, down 7 basis points from a year ago.
Personal and Commercial Banking net interest margin in the fourth quarter fell 12 basis points from a year ago. P&C Canada net interest margin was 13 basis points lower, due to competitive pressures on loan pricing, in particular aggressive mortgage pricing in the early part of the year, and loan growth outpacing deposit growth, partially mitigated by pricing decisions on certain deposit categories. P&C U.S. net interest margin was 7 basis points lower due to competitive pressures on loan pricing, mitigated by pricing actions in certain deposit categories. Investment Banking Group net interest margin fell 3 basis points due to the continuing effect of compressed spreads in interest-rate-sensitive businesses, the run-off of non-core assets and reduced spreads on corporate loans in the competitive rate environment in the United States, partially offset by higher trading net interest income.

Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Most of the revenue related to these trading assets consists of mark-to-market gains. These gains are included in non-interest trading revenues and are significantly higher than trading net interest income. Trading net interest income in the fourth quarter was higher than in the prior year and third quarter; however, fiscal 2006 amounts were significantly lower than in the prior year. Reduced trading net interest income was due primarily to increased funding costs and changes in the mix of trading activities, and contributed to reductions in net interest margin in Investment Banking Group relative to the third quarter and fiscal 2005. Total interest and non-interest trading revenues were $83 million in the fourth quarter, down $79 million from the prior year and $89 million from the third quarter. For the fiscal year, total trading revenues increased $77 million to $665 million.
Relative to the third quarter, net interest income decreased $19 million. Average assets rose $5.4 billion, largely due to increased loans and acceptances, investment and trading securities and derivative valuations in Investment Banking Group. Net interest margin fell 5 basis points. P&C Canada’s net interest margin fell by 3 basis points, primarily due to lower mortgage refinancing fees as fewer customers refinanced their mortgages. P&C U.S. net interest margin fell by 9 basis points in a competitive market. Continued strong loan growth was offset by loan spread compression and a changing product mix as customers shifted to lower-margin deposits and fixed-rate loan products. The net interest margin in Investment Banking Group fell 4 basis points, primarily due to lower cash collections on impaired loans and to lower trading net interest income.
BMO’s net interest margin was lowered by approximately 12 basis points in the first and second quarters of 2005 and by 6 basis points in fiscal 2005 because we were required to consolidate $21 billion of variable interest entity (VIE) assets in BMO’s balance sheet in the first half of 2005. The VIE assets lowered Investment Banking Group’s net interest margin by approximately 9 basis points in the first and second quarters of 2005 and by 4 basis points in 2005. On April 29, 2005, we completed a restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date.
In fiscal 2006, net interest income declined by $35 million to $4,871 million. Average assets increased $12.6 billion but were $23 billion higher, adjusted for the VIE assets. Approximately $8.4 billion of the latter increase was attributable to loan growth in P&C Canada and the balance was primarily attributable to broad-based growth in Investment Banking Group’s assets. BMO’s overall net interest margin declined 7 basis points or by 13 basis points excluding the impact of VIE assets. Net interest margin was 10 basis points lower in each of P&C Canada and P&C U.S. The decline in P&C Canada was due to competitive pressures on loan pricing, in particular aggressive mortgage pricing in the early part of the year, and loan growth outpacing deposit growth, partially mitigated by pricing decisions on certain deposit categories. P&C U.S. net interest margin fell due to competitive pressures on loan pricing, mitigated by pricing actions in certain deposit categories. Investment Banking Group net interest margin fell 13 basis points due to lower trading net interest income and lower spreads on corporate loans in the competitive rate environment in the United States and in interest-rate-sensitive businesses in the rising interest rate environment.
BMO’s non-interest revenue in the fourth quarter fell $180 million or 13% from the prior year to $1,246 million, but fell by $102 million or 7.6% excluding Harrisdirect. The weaker U.S. dollar lowered growth in non-interest revenue by $16 million or 1.1 percentage points. Non-interest trading revenues were $100 million lower. The largest contributor was a reduction in commodity derivative revenues primarily driven by reduced client flows, and declines in market prices and in implied volatility of crude oil, as well as our positioning in natural gas. These factors resulted in a small trading loss in commodity derivatives. Interest rate and equity trading revenues were also lower. Investment securities gains were $33 million lower as there were $50 million of gains on sale of TSX common shares in the year-ago period. Other non-interest revenue in the year-ago period included the $29 million gain on the sale of a Calgary office tower and the $49 million gain on sale of Harrisdirect. Card fees were $45 million higher as we recorded a $40 million increase in customer loyalty card reserves last year as a result of further refinement to the methodology used to determine the liability associated with our customer loyalty program. Corporate Services securitization revenues were higher as it recognized $23 million of BMO’s $27 million gain on a $1.5 billion securitization of credit card loans in the current quarter. Mutual fund revenues also grew strongly and lending fees were higher than a year ago.

Relative to the third quarter, non-interest revenue declined $90 million or 6.8%. Non-interest trading revenues were $94 million lower due to the sharp reduction in commodity derivatives trading revenues. Securities commissions and insurance income also fell as insurance claims in the fourth quarter returned to normal levels. Securitization revenues were up strongly due to the gain on the credit card securitization and merger and acquisition fees were higher. Investment securities gains were modestly lower. Investment Banking Group’s securities gains were sharply higher in the current quarter but the prior quarter included P&C Canada’s $38 million gain on the MasterCard IPO.
In fiscal 2006, non-interest revenue increased $189 million or 3.8% to $5,241 million, but increased $373 million or 7.7% excluding Harrisdirect. The weaker U.S. dollar lowered growth in non- interest revenues by $105 million or 2.1 percentage points. Investment Banking Group’s non-interest revenue rose $232 million, as non-interest trading revenues rose $220 million. Commodity derivatives trading revenues were up sharply while equity and foreign exchange trading revenues were also higher. Merger and acquisition revenues improved significantly, while securities commissions and debt underwriting revenue also increased. IBG’s other income included the $44 million gain on the restructuring of VIEs in 2005. Private Client Group’s mutual fund revenues were much stronger and insurance income in P&C Canada also showed robust growth. P&C Canada card fees were sharply higher, due in part to increased volume and last year’s $40 million reduction. BMO’s net investment securities gains were $20 million lower than in the prior year, as the current year included the $38 million gain on the MasterCard IPO while the prior year included $50 million of gains on sale of TSX common shares.
Non-Interest Expense
Non-interest expense and variances in non-interest expense between periods were reviewed in the preceding Performance Overview.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Fiscal-2006	Fiscal-2005	Q4-2006	Q3-2006	Q4-2005
New specific provisions	410	407	96	109	93
Reversals of previously established allowances	(87)	(121)	(21)	(34)	(21)
Recoveries of loans previously written-off	(112)	(67)	(24)	(33)	(15)

Specific provision for credit losses	211	219	51	42	57
Reduction of the general allowance	(35)	(40)	(35)	—	—

Provision for (recovery of) credit losses	176	179	16	42	57

Specific PCL as a % of average net loans and acceptances (annualized)	0.11%	0.13%	0.11%	0.09%	0.13%
PCL as a % of average net loans and acceptances (annualized)	0.09%	0.11%	0.03%	0.09%	0.13%

Changes in Gross Impaired Loans and Acceptances (GIL)
GIL, Beginning of Period	804	1,119	663	771	932
Additions to impaired loans & acceptances	420	423	86	83	105
Reductions in impaired loans & acceptances (1)	(220)	(319)	3	(101)	(108)
Write-offs	(338)	(419)	(86)	(90)	(125)

GIL, End of Period	666	804	666	663	804

GIL as a % of gross loans & acceptances	0.35%	0.46%	0.35%	0.35%	0.46%
GIL as a % of equity and allowances for credit losses	3.81%	4.92%	3.81%	3.86%	4.92%

1.	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs which are not recognized as formations.
Credit conditions remained favourable through 2006, resulting in continued historically low losses. The provision for credit losses totalled $16 million in the fourth quarter of 2006, comprised of $51 million of specific provisions net of a $35 million reduction in the general allowance for credit losses. Specific provisions totalled $57 million in the fourth quarter of 2005 and $42 million in the third quarter of 2006. There was no reduction in the general allowance in either comparative period.
In fiscal 2006, the provision for credit losses totalled $176 million, comprised of $211 million of specific provisions net of a $35 million reduction in the general allowance. Provisions in fiscal 2005 were comparable, totalling $179 million, comprised of $219 million of specific provisions net of a $40 million reduction in the general allowance.
Specific provisions in the fourth quarter continued at low levels, representing an annualized 11 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements. In fiscal 2006, specific provisions represent 11 basis points of average net loans and acceptances, improving from 13 basis points in the prior year, and continue to be appreciably lower than the 33 basis point average of the past five fiscal years. New specific provisions as well as reversals and recoveries remained consistent with 2005 levels on continued favourable market conditions and effective loan realization practices. The components of the specific provision are outlined in the preceding Provisions for Credit Losses table.
Gross impaired loans and acceptances decreased during the quarter to $666 million, little changed from the third quarter but down from $804 million a year ago, as outlined in the preceding table. Impaired loan formations totalled $86 million, up from $83 million in the third quarter but down from $105 million in the prior year. In fiscal 2006, sales of impaired loans totalled $53 million with associated reversals and recoveries of $34 million, compared with sales of $102 million and reversals and recoveries of $22 million in 2005.
The total allowance for credit losses of $1,058 million at the end of the fourth quarter was comprised of specific allowances of $153 million and a general allowance of $905 million. The specific allowance was down $11 million from the third quarter and $16 million from a year ago. The decrease from a year ago was primarily due to the decline in impaired loans over the same period. The general allowance is maintained to absorb impairment in the current credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and decreased $38 million from the third quarter, due to a $35 million reduction primarily attributable to the $1.5 billion credit card receivables securitization, with the balance of the decrease related to the impact of the change in the Canadian/U.S. dollar exchange rate on the U.S.-dollar-denominated portion of the portfolio. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 83.1% of the loan portfolio at the end of the fourth quarter, down from 84.4% in the third quarter and 86.7% at the end of fiscal 2005.
We continue to monitor those industry sectors considered to be of most concern in today’s economy, including auto, forestry and those sectors considered to be particularly sensitive to high energy prices, the strong Canadian dollar and the weakening of the U.S. economy. BMO’s exposure to these sectors remains well within acceptable levels. We expect that short-term conditions will remain relatively stable, given little change in the interest rate environment. The industrial and manufacturing sectors are beginning to experience the effect of escalating input costs, which may lead to some deterioration, although timing is uncertain. Specific provisions totalled $211 million in 2006, well below our target of $400 million or less established at the beginning of the year and the $250 million estimate established following the third quarter. In 2007, we expect specific provisions for credit losses of $400 million or less.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 70 to 73 of the 2005 Annual Report. Year-over-year, trading and underwriting Earnings Volatility has increased due to a general increase in position-taking activity across a broad range of mark-to-market portfolios. Over the same period, trading and underwriting Market Value Exposure increased due to additional longer-term, U.S.-dollar-denominated assets in the interest rate accrual portfolios, coupled with a general increase in position-taking activity across a broad range of mark-to-market portfolios. Relative to the third quarter, overall Market Value Exposure was broadly unchanged. Although both money market (accrual) and commodity exposures were reduced from relatively high levels in the preceding quarter, this was offset by higher equity and mark-to-market interest rate exposures. The increase in equity exposure was related to outstanding underwriting positions and new business initiatives, while interest rate exposure recovered from low levels at the end of the third quarter. The reduction in commodity exposure was due to lower oil and gas prices and reduced price volatility. Structural Market Value Exposure (MVE) declined in 2006 as a result of lower modelled interest rate volatility. Structural interest rate volatility is derived from 10 years of historical data, which, starting in fiscal 2006, excludes the high volatility associated with fiscal 1995. Otherwise, there have been no significant changes to levels of liquidity and funding risk or market risk since the end of fiscal 2005. There were no significant changes to our management practices related to market risk, liquidity and funding during the quarter or since the end of last year.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions (Canadian $ in millions)*

	Market value			12-month
(After-tax Canadian equivalent)	exposure (MVE)			earnings volatility
	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Jul. 31	Oct. 31
	2006	2006	2005	2006	2006	2005
Trading and Underwriting	(23.4)	(23.5)	(11.6)	(17.5)	(14.6)	(9.1)
Structural	(267.0)	(251.9)	(326.3)	(24.1)	(23.5)	(28.1)

Total	(290.4)	(275.4)	(337.9)	(41.6)	(38.1)	(37.2)

*	Measured at a 99% confidence interval Losses are in brackets
Total Trading and Underwriting MVE Summary (Canadian $ in millions)*

		For the quarter ended October 31, 2006			As at July. 31, 2006	As at October. 31, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity Risk	(8.4)	(9.1)	(13.3)	(5.2)	(13.8)	(3.2)
Equity Risk	(9.8)	(5.3)	(9.8)	(3.8)	(4.6)	(3.8)
Foreign exchange Risk	(3.3)	(1.5)	(4.9)	(0.2)	(2.6)	(0.4)
Interest rate Risk (mark-to-market)	(7.1)	(4.2)	(9.8)	(2.0)	(2.6)	(3.8)
Correlation	10.4	7.2	12.4	4.7	8.7	5.5

Comprehensive Risk	(18.2)	(12.9)	(19.1)	(7.8)	(14.9)	(5.7)
Interest rate Risk (accrual)	(12.0)	(16.5)	(34.7)	(9.0)	(16.9)	(8.0)
Issuer Risk	(5.8)	(4.4)	(6.1)	(2.8)	(4.3)	(4.1)

Total MVE	(36.0)	(33.8)	(53.3)	24.4	(36.1)	(17.8)

*	One-day measure using a 99% confidence interval Losses are in brackets and benefits are presented as positive numbers
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (Canadian $ in millions)*

				Earnings
	Economic			sensitivity
	value			over the next
(After-tax Canadian equivalent)	sensitivity			12 months
	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Jul. 31	Oct. 31
	2006	2006	2005	2006	2006	2005
100 basis point increase	(237.4)	(222.6)	(228.8)	10.9	21.6	25.1
100 basis point decrease	181.6	184.0	191.9	(10.5)	(17.2)	(22.4)

200 basis point increase	(508.0)	(468.7)	(478.0)	12.1	30.2	44.1
200 basis point decrease	318.3	322.7	347.3	(4.1)	(16.2)	(45.8)

*	Losses are in brackets and benefits are presented as positive numbers
Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
The provision for income taxes in the fourth quarter decreased $137 million from a year ago and $82 million from the third quarter to $150 million. The effective tax rate in the quarter was 17.4%, compared with 29.7% a year ago and 24.1% in the third quarter. The effective rate in the quarter was lower primarily due to favourable resolution of certain tax matters and a larger number of small initiatives all generating a positive outcome. The benefits of the low rate were primarily reflected in the results of Corporate Services and Investment Banking Group.
For fiscal 2006, the provision for income taxes decreased $149 million to $844 million. There was a $26 million recovery of prior years’ income taxes recorded in the third quarter of 2006 and $66 million of recoveries in 2005. The effective tax rate in fiscal 2006 was 23.6%, down from 28.8% in 2005. We anticipate that the sustainable income tax rate will be 25% to 28% in fiscal 2007.

BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge of $23 million in shareholders’ equity for the quarter and $156 million for the fiscal year. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.
Capital Management
Capital management was reviewed in the preceding Performance Overview.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2005 audited consolidated financial statements outline our significant accounting policies. Note 2 to the unaudited interim consolidated financial statements for the periods ended October 31, 2006 describes changes to our accounting policies.
Pages 63 to 65 of the 2005 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Future Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our investment securities and hedging derivatives at fair value. When we adopt the new rules, on November 1, 2006, we will re-measure our securities and derivatives, as appropriate, and report a new section of shareholders’ equity called other comprehensive income. The impact of remeasuring our hedging derivatives at fair value on November 1, 2006 will be recognized in opening retained earnings and opening other comprehensive income as appropriate. We are determining the impact that these changes in accounting policy will have on our consolidated financial statements once adopted, based on recently released transitional guidance. The impact of reclassifying investment securities as available-for-sale securities and remeasuring them at fair value on November 1, 2006 will be recognized in opening other comprehensive income. The impact on our Consolidated Balance Sheet at November 1, 2006 will be an increase in available-for-sale securities of approximately $55 million and an increase in accumulated other comprehensive income of approximately $36 million, net of tax. Prior periods will not be restated.

REVIEW OF OPERATING GROUPS’ PERFORMANCE
The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2006, and outline some of their business achievements in the quarter.
Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups’ Summary Income Statements and Statistics

	Fiscal Year					Quarter
				Corp.					Corp.
				incl.	Total				incl.	Total
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&O	BMO	P&C	PCG	IBG	T&O	BMO
Net interest income (teb)	3,680	569	773	(151)	4,871	939	145	191	(27)	1,248
Non-interest revenue	1,805	1,324	2,007	105	5,241	444	320	442	40	1,246

Total revenue (teb)	5,485	1,893	2,780	(46)	10,112	1,383	465	633	13	2,494
Provision for (recovery of) credit losses	344	3	79	(250)	176	86	1	19	(90)	16
Non-interest expense	3,281	1,334	1,601	137	6,353	856	334	394	29	1,613

Income before income taxes and non-controlling interest in subsidiaries	1,860	556	1,100	67	3,583	441	130	220	74	865
Income taxes (teb)	604	196	240	(196)	844	147	45	34	(76)	150
Non-controlling interest in subsidiaries	—	—	—	76	76	—	—	—	19	19

Net income Q4-2006	1,256	360	860	187	2,663	294	85	186	131	696

Net income Q3-2006						376	85	201	48	710

Net income Q4-2005	1,199	320	853	24	2,396	305	107	226	26	664

Other statistics
Net economic profit	632	240	368	(10)	1,230	137	55	62	71	325
Return on equity	20.5%	31.0%	18.7%	nm	19.2%	19.1%	29.0%	15.9%	nm	19.4%
Cash return on equity	21.0%	31.4%	18.7%	nm	19.5%	19.6%	29.3%	16.0%	nm	19.6%
Non-interest expense-to-revenue ratio (teb)	59.8%	70.4%	57.6%	nm	62.8%	61.9%	71.6%	62.2%	nm	64.6%
Cash non-interest expense-to- revenue ratio (teb)	59.1%	70.1%	57.5%	nm	62.4%	61.2%	71.3%	62.2%	nm	64.2%
Net interest margin (teb)	2.70%	8.71%	0.48%	nm	1.58%	2.69%	8.61%	0.44%	nm	1.55%
Average common equity	5,994	1,148	4,481	2,080	13,703	5,982	1,148	4,481	2,471	14,082
Average assets ($ billions)	136.3	6.5	161.8	4.5	309.1	138.4	6.7	171.0	3.9	320.0
Full-time equivalent staff						19,359	4,213	2,213	9,157	34,942

nm — not meaningful

PERSONAL AND COMMERCIAL BANKING

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Net interest income (teb)	3,680	119	3%		939	14	1%		(4)	(1%	)
Non-interest revenue	1,805	150	9%		444	37	9%		(70)	(13%	)

Total revenue (teb)	5,485	269	5%		1,383	51	4%		(74)	(5%	)
Provision for credit losses	344	45	15%		86	12	15%		—	—
Non-interest expense	3,281	139	4%		856	41	5%		11	1%

Income before income taxes and non-controlling interest in subsidiaries	1,860	85	5%		441	(2)	—		(85)	(16%	)
Income taxes (teb)	604	28	5%		147	9	7%		(3)	(2%	)
Non-controlling interest in subsidiaries	—	—	—		—	—	—		—	—

Net income	1,256	57	5%		294	(11)	(3%	)	(82)	(22%	)

Amortization of intangible assets (after tax)	31	(3)	(10%	)	8	1	14%		1	14%

Cash net income	1,287	54	4%		302	(10)	(3%	)	(81)	(21%	)

Return on equity	20.5%		(2.2%	)	19.1%		(3.7%	)		(5.3%	)
Cash return on equity	21.0%		(2.3%	)	19.6%		(3.8%	)		(5.4%	)
Non-interest expense-to-revenue ratio (teb)	59.8%		(0.4%	)	61.9%		0.7%			3.9%
Cash non-interest expense-to-revenue ratio (teb)	59.1%		(0.3%	)	61.2%		0.8%			3.8%
Net interest margin (teb)	2.70%		(0.10%	)	2.69%		(0.12%	)		(0.03%	)
Average assets	136,254	9,236	7%		138,441	7,722	6%		785	1%

Financial Performance Review
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
P&C net income was $294 million for the fourth quarter of 2006, down $11 million or 3.3% from a year ago, and down $82 million or 22% from the third quarter. Net income for 2006 was $1,256 million, up $57 million or 4.8% from the record results of a year ago.

Personal & Commercial Banking Canada (P&C Canada)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Net interest income (teb)	2,940	111	4%		755	14	2%		(4)	(1%	)
Non-interest revenue	1,639	149	10%		403	36	10%		(66)	(14%	)

Total revenue (teb)	4,579	260	6%		1,158	50	4%		(70)	(6%	)
Provision for credit losses	314	45	16%		79	12	16%		1	—
Non-interest expense	2,600	117	5%		678	26	4%		2	—

Income before income taxes and non-controlling interest in subsidiaries	1,665	98	6%		401	12	4%		(73)	(15%	)
Income taxes (teb)	524	31	7%		130	12	13%		1	2%
Non-controlling interest in subsidiaries	—	—	—		—	—	—		—	—

Net income	1,141	67	6%		271	—	—		(74)	(21%	)

Amortization of intangible assets (after tax)	7	(3)	(25%	)	2	(1)	(12%	)	2	—

Cash net income	1,148	64	6%		273	(1)	(1%	)	(72)	(21%	)

Non-interest expense-to-revenue ratio (teb)	56.8%		(0.7%	)	58.5%		(0.4%	)		3.4%
Cash non-interest expense-to-revenue ratio (teb)	56.6%		(0.7%	)	58.3%		(0.4%	)		3.4%
Net interest margin (teb)	2.57%		(0.10%	)	2.57%		(0.13%	)		(0.03%	)
Average assets	114,364	8,401	8%		116,318	7,299	7%		541	1%

Financial Performance Review
Personal and Commercial Banking Canada (P&C Canada) net income was $271 million for the fourth quarter of 2006, unchanged from a year ago. Higher revenues were offset by increases in expenses and the provision for credit losses. Net income in the fourth quarter of 2005 was affected by certain items that largely offset, including a $40 million ($26 million after tax) increase to customer loyalty card reserves, other revenues from sundry asset sales and a lower effective tax rate. The increase in the reserve related to an adjustment to our customer loyalty rewards program liability and reduced our card fees.
Net income declined $74 million or 21% from the third quarter. The third quarter results included the $38 million ($25 million after tax) MasterCard IPO gain and a $26 million recovery of prior years’ income taxes. The balance of the decline was attributable to lower revenues and to lower net interest margins as a result of reduced mortgage refinancing fees. Expense levels were comparable in both periods as we continued to invest in our businesses.
Net income for 2006 was $1,141 million, up $67 million or 6.2% from the record results of a year ago. Results in fiscal 2005 benefited from the net $8 million impact of $34 million of recoveries of prior years’ income taxes and the $26 million customer loyalty card reserve increase. Results in fiscal 2006 benefited from the $51 million impact of the $25 million after-tax MasterCard IPO gain and a $26 million recovery of prior years’ income taxes. The remaining increase was driven by higher revenue, partially offset by increases in expenses and the provision for credit losses.
Revenue for the quarter rose $50 million or 4.4% from the fourth quarter of 2005 to $1,158 million, due to volume growth in mortgages, personal and commercial loans and commercial deposits, as well as the 2005 increase in the customer loyalty card reserve. These factors were partially offset by the impact of lower net interest margin and lower securitization revenue. Net interest margin was 13 basis points lower than a year ago due to competitive pressures on loan pricing, in particular aggressive mortgage pricing in the early part of the year, and loan growth outpacing deposit growth, partially mitigated by pricing actions in certain deposit categories.
Relative to the third quarter, revenue declined $70 million or 5.8% due to the MasterCard IPO gain in the third quarter, lower securitization revenue, reduced net interest margins and lower insurance revenue, as a result of unfavourable claims experience. Net interest margin fell by 3 basis points due to decreased mortgage refinancing fees.
In fiscal 2006, revenue increased $260 million or 6.0% to $4,579 million. The increase was attributable to volume growth in mortgages and in personal and commercial loans and commercial deposits. The MasterCard IPO gain, higher revenue from insurance and increased sales of term investment products and mutual funds as well as the 2005 customer loyalty card reserve increase also contributed to revenue growth in 2006. These factors were partially offset by lower net interest margins and reduced securitization revenue. Net interest margin was 10 basis points lower than a year ago due to competitive pressures on loan pricing, in particular aggressive mortgage pricing in the early part of the year, and loan growth outpacing deposit growth, partially mitigated by pricing actions in certain deposit categories.
The provision for credit losses was $79 million in the fourth quarter, up $12 million from a year ago and $1 million from the third quarter. In fiscal 2006, the provision for credit losses was $314 million, up $45 million from last year. The increases from a year ago are due to higher lending volumes and more detailed commercial credit information as a result of the improved risk management framework that results from our Basel initiative. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle.
Non-interest expense of $678 million in the fourth quarter was up $26 million or 3.7% from a year ago due to higher employee-related costs resulting from an expansion of our retail and commercial sales forces as well as increased initiative and marketing expenditures. Relative to the third quarter, non-interest expense was up $2 million. In fiscal 2006, non-interest expense was $2,600 million, up $117 million or 4.7% from 2005, due to the expansion of the sales forces and increased initiative and marketing costs. Initiatives undertaken in 2006 included further investment in the physical distribution network, including the replacement of the ABM network, and enhancement of technology for front-line sales and service representatives to increase capacity and improve customer service.
P&C Canada’s productivity ratio in the quarter improved 38 basis points from a year ago to 58.5%, but deteriorated 341 basis points from the third quarter. In fiscal 2006, the productivity ratio improved by 74 basis points to 56.8% and the cash productivity ratio improved by 66 basis points to 56.6%.
Business Developments and Achievements
P&C Canada’s priorities for fiscal 2006 are outlined on page 45 of BMO’s 2005 Annual Report. Notable business developments and achievements in the fourth quarter in support of our 2006 priorities are listed below.
•	There was strong growth in average loans and acceptances which, excluding securitizations, increased $9.2 billion or 8.4% from the fourth quarter of 2005 and $1.0 billion or 0.8% from the third quarter. Personal and commercial deposits grew $0.5 billion or 1.2% from a year ago but declined $0.3 billion or 0.7% from the third quarter.
•	In the personal banking business we continue to focus on volume growth in high-spread products with strong linkage to customer relationships. Early results from the summer launch of our new enhanced performance plans are encouraging, with an increase in the rate of deposit plan openings. Our total share of the Canadian banking industry’s personal market share was 12.85%, a decrease of 19 basis points from both the previous quarter and previous year. Pricing decisions in certain deposit categories and mortgages have resulted in a predictable loss of market share in favour of yield.
•	Within the commercial banking segment, growth in loans greater than $5 million was a very strong 17.6% from the fourth quarter of 2005 and we continue to view this as an area of competitive strength. In the business loans of $5 million and below segment, BMO continues to rank second in Canadian business banking market share, although we are disappointed with a decline in market share of 3 bps from the prior year and 10 basis points from the third quarter. Relative to the preceding year, there was a small decrease in volumes in the below $1 million segment. In the $1 to $5 million segment, we experienced loan growth of 7.1% and market share growth of 36 basis points from a year ago, with an 8 basis point decline from the third quarter. During the quarter we announced the formation of three new operating units focused solely on commercial business in the key Toronto, Montreal and Vancouver markets.

•	Since the end of 2005, we have increased staffing by more than 700 people in P&C Canada. Fifty per cent of these individuals are in sales roles and we expect to see the benefit of these additions in 2007. The majority of the remainder are in front line non-sales functions and are working to improve the operational effectiveness of the branch, service to customers and increase capacity within the sales force.

•	Investment within the branch network remained a priority in key markets. Through the end of the year we had replaced virtually all of our ABM’s to provide added security and functionality. Over the last year we have refreshed more than 90% of our branches to create a physical environment where clients want to do business. We have improved the overall positioning of our network over the last year by opening nine new locations, redeveloping 26 locations, and closing 14 locations in less desirable markets.
Personal & Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Net interest income (teb)	740	8	1%		184	—	—		—	—
Non-interest revenue	166	1	—		41	1	5%		(4)	(6%	)

Total revenue (teb)	906	9	1%		225	1	1%		(4)	(2%	)
Provision for credit losses	30	—	—		7	—	—		(1)	(1%	)
Non-interest expense	681	22	3%		178	15	10%		9	6%

Income before income taxes and non-controlling interest in subsidiaries	195	(13)	(7%	)	40	(14)	(27%	)	(12)	(25%	)
Income taxes (teb)	80	(3)	(7%	)	17	(3)	(27%	)	(4)	(25%	)
Non-controlling interest in subsidiaries	—	—	—		—	—	—		—	—

Net income	115	(10)	(7%	)	23	(11)	(28%	)	(8)	(25%	)

Amortization of intangible assets (after tax)	24	—	—		6	2	4%		(1)	(2%	)

Cash net income	139	(10)	(7%	)	29	(9)	(24%	)	(9)	(22%	)

Non-interest expense-to-revenue ratio (teb)	75.2%		1.8%		79.3%		6.6%			5.4%
Cash non-interest expense-to-revenue ratio (teb)	72.0%		2.0%		76.1%		6.8%			5.4%
Net interest margin (teb)	3.38%		(0.10%	)	3.29%		(0.07%	)		(0.09%	)
Average assets	21,890	835	4%		22,123	423	2%		244	1%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	653	50	8%		164	8	5%		(1)	(1%	)
Non-interest revenue	146	10	7%		36	3	11%		(4)	(6%	)

Total revenue (teb)	799	60	8%		200	11	6%		(5)	(2%	)
Non-interest expense	602	60	11%		160	23	16%		9	6%
Net Income	102	(1)	(1%	)	21	(7)	(23%	)	(7)	(25%	)
Average assets	19,341	1,989	11%		19,834	1,399	8%		238	1%

Financial Performance Review
Personal and Commercial Banking U.S. (P&C U.S.) net income was $23 million for the fourth quarter of 2006, down $11 million or 28% from the fourth quarter of 2005 and $8 million or 25% from the third quarter of 2006. Net income for fiscal 2006 was $115 million, down $10 million or 7.4% from fiscal 2005. Excluding the impact of the weaker U.S. dollar, our investments in acquisition integration and branch technology in 2006 and the branch charter consolidation in 2005, our net income for fiscal 2006 increased 4.1% from the prior year.
Revenue for the quarter increased $1 million or 0.7% from a year ago to $225 million. Excluding the impact of the weaker U.S. dollar, revenue increased $14 million or 6.3%, driven by the impact of acquisitions and new branches, and by improved volumes in consumer and commercial lending. Net interest margin decreased by 7 basis points due to competitive pressures on loan pricing, mitigated by pricing actions in certain deposit categories. BMO’s operating groups earn a spread on both their loans and deposits; however, net interest margin represents net interest income as a percentage of assets. Since P&C U.S.’s loan growth has surpassed its deposit growth over time, its net interest margin has been negatively affected.
Revenue decreased $4 million or 1.6% from the third quarter. Net interest margin fell by 9 basis points in a competitive market. Continued strong loan growth was offset by loan spread compression and a changing product mix as customers shifted to lower-spread deposit products and fixed-rate loans.
In fiscal 2006, revenue increased $9 million or 0.9% to $906 million, but increased $74 million or 8.1% excluding the impact of the weaker U.S. dollar. The increase was due to strong loan growth, improved deposit spread, the acquisition of Villa Park and new branches, partially offset by the impact of lower loan spreads.
Non-interest expense was $178 million in the fourth quarter, up $15 million or 9.8% from a year ago, and up $25 million or 16% excluding the impact of the weaker U.S. dollar. The increase was due to acquisitions and their integration costs, new branches, costs associated with volume increases and costs of implementing a new branch technology platform. Expenses increased $9 million or 5.6% from the third quarter. The increase was primarily attributable to higher technology costs and expenses associated with higher business volumes, marketing and branch maintenance.
In fiscal 2006, non-interest expense increased $22 million or 3.4% to $681 million, but increased $70 million or 11% excluding the impact of the weaker U.S. dollar. The increase was largely attributable to acquisition-related expenses, new branch expansion, costs associated with volume increase and costs of implementing our new technology platform, partially offset by savings from last year’s costs of implementing the branch charter consolidation.
The P&C U.S. productivity ratio in the quarter deteriorated 661 basis points from a year ago and 539 basis points from the third quarter to 79.3%. The segment’s productivity ratio in fiscal 2006 deteriorated by 184 basis points to 75.2%, while the cash productivity ratio deteriorated by 204 basis points to 72.0%.
P&C U.S. net income represented 7.9% of Personal and Commercial Banking net income in the fourth quarter of 2006, compared with 10.5% in the prior year and 8.3% in the third quarter. In fiscal 2006, P&C U.S. earnings represented 9.2% of the Group’s net income, compared with 10.4% in the comparable period of 2005.
BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C U.S. on a pro-forma basis. The table reflects the inclusion of $108 million of corporate mid-market revenue and $33 million of net income in P&C U.S.’s results for the quarter and $423 million of revenue and $132 million of net income in P&C U.S. results for the year.
If results of the U.S. mid-market banking unit were included in P&C U.S.’s results, the non-interest expense-to-revenue ratio would be 67.6% for the quarter and 64.5% for the year, compared with 79.3% and 75.2% as currently reported. On a similarly-adjusted basis, net income from U.S. operations would represent 17.1% of Personal and Commercial Banking’s earnings for the quarter and 14.7% for the year, compared with 7.9% and 9.2% as currently reported. Revenue from U.S. operations would represent 22.3% of the Group’s revenue for the quarter and 22.5% for the year, compared with 16.2% and 16.5% as currently reported.
P&C U.S. adjusted to include U.S.-based mid-market business

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Revenue (teb)	1,329	—	—		333	13	4%		(2)	(1%	)
Net income	247	(9)	(3%	)	56	(2)	(1%	)	(12)	(19%	)
Non-interest expense-to- revenue ratio	64.5%		1.6%		67.6%		2.1%			6.2%

Business Developments and Achievements
P&C U.S. priorities for fiscal 2006 are outlined on page 47 of BMO’s 2005 Annual Report. Notable business developments and achievements in the fourth quarter in support of our 2006 priorities are listed below.
•	Harris and Mercantile Bankcorp, Inc. successfully completed the conversion of systems, data and operations to the Harris environment and business model. As a result of the simultaneous implementation of both the conversion project and the HarrisConnect project, former Mercantile customers now have access to all Harris locations, ABMs, online banking, the client contact center, and all Harris products and services.
•	On September 27, 2006, we announced our intent to purchase central Indiana-based First National Bank & Trust for CDN$325 million, further extending our personal and commercial banking presence outside our traditional Chicago market. First National Bank & Trust is a 32-branch community bank with locations in Indianapolis and surrounding communities. With US$1.3 billion in assets, US$920 million in deposits and US$500 million in trust assets, First National Bank & Trust offers a range of retail and commercial banking products, as well as trust, investment and insurance services. The transaction is expected to close in the first quarter of fiscal 2007.
•	We opened two new branches during the quarter, growing the Harris community banking network to 202 locations in Chicago and Northwest Indiana. We plan to increase our network to 350-400 branches over the next four years.
PRIVATE CLIENT GROUP (PCG)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Net interest income (teb)	569	(8)	(1%	)	145	(2)	(2%	)	(3)	(2%	)
Non-interest revenue	1,324	(135)	(9%	)	320	(105)	(25%	)	(9)	(3%	)

Total revenue (teb)	1,893	(143)	(7%	)	465	(107)	(19%	)	(12)	(3%	)
Provision for credit losses	3	(1)	(39%	)	1	—	—		—	—
Non-interest expense	1,334	(186)	(12%	)	334	(55)	(14%	)	(7)	(3%	)

Income before income taxes	556	44	9%		130	(52)	(28%	)	(5)	(3%	)
Income taxes (teb)	196	4	3%		45	(30)	(39%	)	(5)	(7%	)

Net income	360	40	13%		85	(22)	(21%	)	—	—

Amortization of intangible assets (after tax)	4	(33)	(88%	)	—	(9)	(89%	)	(1)	(7%	)

Cash net income	364	7	2%		85	(31)	(26%	)	(1)	—

Return on equity	31.0%		11.0%		29.0%		2.4%			0.1%
Cash return on equity	31.4%		9.0%		29.3%		0.5%			0.1%
Non-interest expense-to-revenue ratio (teb)	70.4%		(4.2%	)	71.6%		3.7%			—
Cash non-interest expense-to-revenue ratio (teb)	70.1%		(2.0%	)	71.3%		5.5%			—
Net interest margin (teb)	8.71%		0.52%		8.61%		0.12%			(0.26%	)
Average assets	6,545	(516)	(7%	)	6,708	(204)	(3%	)	97	1%

U.S. Select Financial Data (US$ in millions)
Total revenue	243	(206)	(46%	)	58	(83)	(59%	)	(6)	(9%	)
Non-interest expense	239	(178)	(43%	)	58	(51)	(47%	)	(7)	(11%	)
Net Income	3	(5)	(63%	)	—	(10)	(+100%	)	2	+100%
Cash net income	5	(32)	(86%	)	—	(17)	(+100%	)	1	+100%
Average assets	2,100	(654)	(24%	)	2,059	(543)	(21%	)	(36)	(2%	)

nm —	not meaningful
Financial Performance Review
Net income for the fourth quarter of 2006 was $85 million, a decline of $22 million from a year ago. Excluding the prior year’s $49 million ($18 million after tax) gain on the sale of Harrisdirect and $25 million ($16 million after tax) gain on the sale of TSX common shares, net income increased $12 million or 18%. Relative to the third quarter of 2006, net income was unchanged. Net income for 2006 reached a record high $360 million, an increase of $40 million or 13% over 2005 due to higher fee-based revenue from increased asset levels and higher net interest income. Excluding the gain on sale of Harrisdirect and the gain on the TSX shares, net income grew $74 million or 27%.
Revenue of $465 million in the fourth quarter declined $107 million from a year ago, but increased $14 million or 3.0% excluding the operating results of Harrisdirect and the aforementioned asset sales, and by $18 million or 4.0% after also excluding the impact of the weaker U.S. dollar. Revenue growth was due to higher managed asset levels in the mutual fund businesses and increased net interest income, which more than offset lower commission revenue in our brokerage businesses. Relative to the third quarter, revenue declined $12 million or 2.5%, primarily due to lower direct investing commission revenue.
Revenue for the fiscal year was $1,893 million, a decline of $143 million from a year ago. Revenue increased $135 million or 7.7% excluding the operating results of Harrisdirect and the asset sales, and by $157 million or 8.9% after also excluding the impact of the weaker U.S. dollar. Strong revenue growth was driven by increased fee-based revenue in our mutual fund businesses and higher client trade volumes in direct investing. Net interest income grew, excluding Harrisdirect, due to higher term deposit spreads and moderate balance growth.
Non-interest expense of $334 million in the fourth quarter declined $55 million from a year ago, but increased $5 million or 1.2% excluding Harrisdirect and by $7 million or 2.2% excluding the impact of the weaker U.S. dollar. Expense growth was limited by effective cost control and was attributable to higher revenue-based costs. Relative to the third quarter of 2006, non-interest expense declined $7 million or 2.5% due to lower revenue-based costs.
Non-interest expense of $1,334 million in fiscal 2006 declined $186 million, but would have increased $57 million or 4.4% excluding Harrisdirect and by $75 million or 5.9% after also excluding the impact of the weaker U.S. dollar. Higher expenses were due to increased revenue-based costs as well as increased investment in our sales force and U.S. investment management business. Our productivity ratio improved 421 basis points from a year ago, or by 219 basis points excluding the operating results of Harrisdirect and the prior year asset sales.
Our U.S. operations are comprised of private banking and investment management. The fourth quarter of 2005 included a US$41 million (US$15 million after tax) gain on the sale of Harrisdirect. Net income for the current quarter was relatively unchanged from a year ago, excluding the operating results and gain on sale of Harrisdirect.
Net income from U.S. operations in fiscal 2006 was US$3 million, a decline of $5 million from 2005. Earnings were lower due to incremental costs related to the new strategic alliance with The Phoenix Companies, Inc., partly offset by moderate revenue growth in our private banking and investment management businesses. Under the new alliance, Phoenix became the investment advisor, distributor and administrator of the Harris Insight Funds, while Harris Investment Management continued to act as sub-advisor to the majority of the funds.
Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 50 of BMO’s 2005 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2006 objectives are listed below.
•	The Group’s $288 billion of assets under management and administration, including term deposits, increased $32 billion or 13% year-over-year. Assets under management increased 17% and assets under administration increased 18%, excluding the effect of the weaker U.S. dollar and the sale of Harrisdirect. Term investment products increased 8%.
•	BMO Nesbitt Burns introduced the Retirement Income Management Account to help retirees generate monthly cash flow by automatically directing all sources of retirement income into a single account, from which clients can draw a monthly pay cheque and manage their expenses.
•	BMO Term Investments launched the BMO Income Generator, a guaranteed investment solution that can be customized to earn interest and automatically provide investors with a steady stream of monthly income over a five-year term.

•	BMO InvestorLine launched new research and performance tracking tools in response to growing demand for more online tools and services that will help investors save time and make better-informed decisions.
INVESTMENT BANKING GROUP (IBG)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006	vs. Fiscal-2005			Q4-2006	vs. Q4-2005			vs. Q3-2006
Net interest income (teb)	773	(193)	(20%	)	191	5	3%		(10)	(5%	)
Non-interest revenue	2,007	232	13%		442	(78)	(15%	)	(35)	(8%	)

Total revenue (teb)	2,780	39	1%		633	(73)	(10%	)	(45)	(7%	)
Provision for credit losses	79	(19)	(19%	)	19	(5)	(19%	)	(1)	(1%	)
Non-interest expense	1,601	124	8%		394	22	6%		7	2%

Income before income taxes	1,100	(66)	(6%	)	220	(90)	(29%	)	(51)	(19%	)
Income taxes (teb)	240	(73)	(23%	)	34	(50)	(60%	)	(36)	(52%	)

Net income	860	7	1%		186	(40)	(17%	)	(15)	(8%	)

Amortization of intangible assets (after tax)	1	1	+100%		—	1	100%		—	—

Cash net income	861	8	1%		186	(39)	(17%	)	(15)	(8%	)

Return on equity	18.7%		(2.3%	)	15.9%		(6.1%	)		(1.4%	)
Cash return on equity	18.7%		(2.3%	)	16.0%		(6.0%	)		(1.3%	)
Non-interest expense-to-revenue ratio (teb)	57.6%		3.7%		62.2%		9.4%			5.1%
Cash non-interest expense-to-revenue ratio (teb)	57.5%		3.6%		62.2%		9.4%			5.1%
Net interest margin (teb)	0.48%		(0.13%	)	0.44%		(0.03%	)		(0.04%	)
Average assets	161,811	4,577	3%		170,999	14,413	9%		5,526	3%

U.S. Select Financial Data (US$ in millions)
Revenue	1,135	98	9%		251	(10)	(4%	)	(29)	(10%	)
Non-interest expense	628	110	21%		143	(9)	(6%	)	(23)	(14%	)
Net income	279	(5)	(2%	)	60	8	15%		(1)	(2%	)
Average assets	46,925	9,432	25%		53,303	8,761	20%		4,625	10%

nm —	not meaningful
Financial Performance Review
Net income for the fourth quarter of 2006 was $186 million, a decrease of $40 million or 17% from a year ago, driven by lower trading revenues in the weaker capital markets environment, offset partially by a lower effective tax rate. The low tax rate resulted from favourable resolution of certain tax matters, tax initiatives and a higher proportion of income that was taxed at a low-tax rate. The prior year benefited from the Group’s $25 million ($16 million after tax) share of the gain on sale of TSX common shares. Relative to the third quarter, net income decreased by $15 million or 7.5% due to lower trading revenues.
In fiscal 2006, net income rose to a record $860 million, an increase of $7 million or 0.9%. Results in 2005 included $44 million ($37 million after tax) of revenue recognized on restructuring VIEs. Excluding that item, net income rose $44 million or 5.5% primarily due to income tax initiatives, stronger trading revenue, higher merger and acquisition fees and improved commissions, partially offset by higher performance-based compensation.
Revenue for the fourth quarter of 2006 was $633 million, down $73 million or 10% from a year ago. Capital markets were weaker than a year ago, contributing to a significant decline in trading revenues. The largest contributor was a reduction in commodity derivative revenues primarily driven by declines in market prices and in implied volatility of crude oil, as well as our positioning in natural gas. These factors resulted in a small trading loss in commodity derivatives. Interest rate and equity trading revenues were also lower but foreign exchange trading revenues increased. Lower equity underwriting, the continuing effect of compressed spreads in interest-rate-sensitive businesses and the run-off of non-core assets also contributed to the decline. The effect of higher corporate banking assets was partially offset by the impact of reduced spreads in the competitive environment. There were increases in merger and acquisition fees, lending fees and investment securities gains, excluding the 2005 gain on the sale of the TSX shares. The weaker U.S. dollar lowered revenue growth by $17 million.
Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Most of the revenue related to these trading assets consists of mark-to-market gains. These gains are included in non-interest trading revenues and are significantly higher than trading net interest income. Trading net interest income was higher than in the prior year but lower than in the third quarter and fiscal 2005. Reduced trading net interest income is due primarily to increased funding costs and contributed to reductions in the Group’s net interest margin as compared to the third quarter and fiscal 2005. Total trading revenues were weaker in the fourth quarter, with results down from the prior year and the third quarter. Total trading revenues improved significantly from fiscal 2005.
Net interest income in the fourth quarter and for fiscal 2006 declined as compared to the third quarter and fiscal 2005, respectively, due to lower trading net interest income, the continuing effect of compressed spreads in interest-rate-sensitive businesses, the run-off of non-core assets and reduced spreads on corporate banking assets in the competitive environment. These factors also contributed to a decline in net interest margin. The Group’s net interest margin was lowered by 4 basis points in fiscal 2005 because of the inclusion of $21 billion of VIE assets in IBG’s balance sheet for the first six months of 2005. As such, excluding the impact of VIE assets, the Group’s net interest margin for fiscal 2006 was 18 basis points lower than last year.
Relative to the third quarter, revenue declined $45 million or 6.6%, reflecting mainly lower trading revenues. Commodity derivatives trading revenues were significantly lower due primarily to the same factors that affected the year-over-year comparison. In addition, during the third quarter, the commodity derivatives business was well positioned to benefit from increased volatility and associated client flows stemming from increased market sensitivity to geopolitical events. Commission revenues were also lower, partially offset by increases in net investment securities gains and merger and acquisition fees.
In fiscal 2006, revenue increased $39 million or 1.4% to $2,780 million, and by $83 million or 3.1% excluding the VIE revenue of a year ago. The impact of the weaker U.S. dollar lowered revenue growth by $96 million or 3.5%. Trading revenues were appreciably higher than in 2005, particularly commodity derivatives trading revenues, which benefited from favourable trading conditions and increased client activities associated with high volatility in energy prices. Equity and foreign exchange trading revenues also rose sharply. Significantly higher merger and acquisition fees and an increase in commission revenues and debt underwriting also contributed to the revenue increase. Strong corporate banking asset growth was more than offset by reductions in spreads, while net investment securities gains and equity underwriting were lower and there were further reductions in non-core assets, as planned.
Non-interest expense of $394 million in the fourth quarter increased $22 million or 5.8% relative to a year ago, or by $29 million and 7.7% excluding the impact of the weaker U.S. dollar. The increase was primarily due to higher performance-based compensation costs, professional fees and computer costs. The fourth quarter of 2005 included reductions to performance-based compensation costs to align with the full year results. Relative to the third quarter, expenses increased $7 million or 1.7%, due to professional fees and computer costs. In fiscal 2006, non-interest expense was $1,601 million, up $124 million or 8.4% from fiscal 2005, and up $166 million or 11.3% excluding the impact of the weaker U.S. dollar. The increase was largely due to higher performance-based compensation costs resulting from a shift in revenues in 2006 to businesses with relatively higher variable costs.
The Group’s productivity ratio for the fourth quarter deteriorated by 944 basis points from a year ago and by 511 basis points from the third quarter to 62.2%. The Group’s productivity ratio for 2006 deteriorated by 369 basis points to 57.6%. Investment Banking Group’s productivity ratio remained the second best of its Canadian peer group through the third quarter of 2006.
Net income from U.S. operations of US$60 million was US$8 million higher than in the prior year as higher corporate banking assets, investment securities gains and merger and acquisition fees as well as reduced expenses were only partially offset by lower commodity derivatives trading revenues. Net income from U.S. operations was unchanged from the third quarter, as reductions in trading and commission revenues were offset by higher net investment securities gains and merger and acquisition fees as well as lower expenses. Net income from U.S. operations represented 36% of the Group’s net income this quarter, compared with 27% a year ago and 34% in the third quarter. Net income from U.S. operations represented 37% of the Group’s net income in 2006, compared with 41% in 2005, largely due to the VIE net income in 2005.
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the quarter, the revenue from our mid-market portfolio represented 17% of total Group revenue and 38% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C U.S. are included in that operating segment’s section of the MD&A.
Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 54 of BMO’s 2005 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2006 priorities are listed below.
•	In Canada, BMO Capital Markets participated in 136 new issues, including 43 corporate debt deals, four issues of preferred shares, 64 common equity transactions and 25 government debt issues, raising a total of $34.9 billion.
•	BMO Capital Markets was financial advisor on several M&A transactions in Canada. We advised Sleeman Breweries in its review of strategic alternatives which culminated in a friendly merger with Sapporo Breweries. The transaction valued Sleeman at $400 million and was the result of proactive coverage efforts and transactional work over the past several years. We advised Cambior Inc. on a combination with Iamgold Corporation. The transaction, which values Cambior at $1.4 billion, was the result of a proactive strategic alternatives mandate with the company that was ongoing for a year.
•	A notable US M&A achievement was the completion of a cross border assignment to sell Samson Resources’ energy assets in Canada. A joint effort between our Houston and Calgary offices allowed us to serve as financial advisor to Samson to close this US$1.2 billion aggregate transaction. The assets were sold to two Canadian royalty trusts Canetic Resources Trust and Provident Energy Trust. Other notable achievements in the energy sector included: a senior co-manager role in a US$5.5 billion senior notes offering for Anadarko Petroleum Corp.; a senior co-manager role in a US$1.4 billion senior notes offering for ONEOK Partners, L.P.; and a lead manager/sole bookrunner role in a CDN$150 million IPS equity offering for Atlantic Power Corporation.
•	Also in the U.S., BMO Capital Markets was the exclusive financial advisor to Woodhead Industries, Inc, which was sold to Molex Incorporated in an all cash transaction valued at $256 million, representing a premium of approximately 30% to Woodhead’s 12-month average price. The transaction was successfully completed through a tender offer.
•	BMO served as co-manager on the successful US$1.6 billion IPO of common shares for Douglas Emmett Inc., a real estate investment trust (REIT) based in Los Angeles. The offering was the largest-ever IPO in the U.S. REIT sector.
•	The firm provided advisory services in its role as Joint Global Coordinator on the US$541 million Initial Public Offering of MMX Mineraçao e Metálicos S.A., a Brazilian mining and steel company. BMO Capital Markets was the only Canadian dealer in the IPO, which was structured as a public offering in Brazil and as a private placement outside of the country.

CORPORATE SERVICES, INCLUDING TECHNOLOGY AND OPERATIONS

			Increase				Increase			Increase
			(Decrease)				(Decrease)			(Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2006		vs. Fiscal-2005		Q4-2006		vs. Q4-2005			vs. Q3-2006
Net interest income (teb)	(151)	47	24%		(27)	7	23%		(2)	(6%	)
Non-interest revenue	105	(58)	(35%	)	40	(34)	(46%	)	24	+100%

Total revenue (teb)	(46)	(11)	(28%	)	13	(27)	(67%	)	22	+100%
Provision for (recovery of) credit losses	(250)	(28)	(12%	)	(90)	(48)	(+100%	)	(25)	(40%	)
Non-interest expense	137	(56)	(29%	)	29	(21)	(40%	)	2	11%

Income before taxes and non-controlling interest in subsidiaries	67	73	+100%		74	42	+100%		45	+100%
Income taxes (recovery) (teb)	(196)	(108)	(+100%	)	(76)	(66)	(100%	)	(38)	(94%	)
Non-controlling interest in subsidiaries	76	18	31%		19	3	21%		—	—

Net income (loss)	187	163	+100%		131	105	+100%		83	+100%

U.S. Select Financial Data (US $ in millions)
Revenue	(87)	(12)	(16%	)	(25)	(18)	(+100%	)	(3)	(14%	)
Provision for (recovery of) credit losses	(84)	(7)	(9%	)	(25)	(7)	(39%	)	7	22%
Non-interest expense	15	(36)	(71%	)	(1)	(14)	(+100%	)	(12)	(+100%	)
Income taxes (recovery)	(41)	18	31%		(2)	1	33%		18	90%
Net income (loss)	5	12	+100%		(1)	2	67%		(15)	(+100%	)
Average assets	4,259	(541)	(11%	)	4,027	(1,200)	(23%	)	1	—

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
Net income for the quarter was $131 million, $105 million better than a year ago due to low income taxes and reduced provisions for credit losses. Results in the current period included $23 million ($15 million after tax) of BMO’s $27 million gain on a credit card receivables securitization. Results in the year-ago period included a $29 million ($19 million after tax) gain on sale of a Calgary office tower. Relative to the third quarter, net income increased $83 million due to lower income taxes, a reduced provision for credit losses and the gain on the securitization.
For fiscal 2006, net income increased $163 million to $187 million. The improvement was attributable to low income taxes and reductions in provisions for credit losses and expenses. The impact of the securitization gain was offset by the gain on the sale of the Calgary tower. The expense decline was in part due to a $25 million ($16 million after tax) litigation provision recorded in the second quarter of 2005.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Business Developments and Achievements
T&O focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&O in the fourth quarter of 2006.
•	BMO Financial Group’s new data centre and office building in Barrie, Ontario was publicly recognized by Uptime Institute and ComputerSite Engineering, world leaders in the certification of data centre environments, for being the first facility in Canada to achieve Tier IV status. Tier IV is the highest level of accreditation granted to such a facility for enhanced resiliency and contingency capabilities.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

	For the three months ended						For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from	October 31,	October 31,	Change from
(Unaudited) (Canadian $ in millions, except as noted)	2006	2006	2006	2006	2005	October 31, 2005	2006	2005	October 31, 2005
Income Statement Highlights
Total revenue	$2,461	$2,570	$2,473	$2,481	$2,620	(6.1)%	$9,985	$9,839	1.5%
Total revenue (teb) (a)	2,494	2,603	2,503	2,512	2,650	(5.9)	10,112	9,958	1.5
Provision for credit losses	16	42	66	52	57	(72)	176	179	(1.6)
Non-interest expense	1,613	1,600	1,560	1,580	1,626	(0.9)	6,353	6,332	0.3
Net income	696	710	651	606	664	4.8	2,663	2,396	11.2

Common Share Data ($)
Diluted earnings per share	$1.35	$1.38	$1.25	$1.17	$1.28	$0.07	$5.15	$4.63	$0.52
Diluted cash earnings per share (a)	1.37	1.40	1.27	1.19	1.32	0.05	5.23	4.78	0.45
Dividends declared per share	0.62	0.62	0.53	0.49	0.49	0.13	2.26	1.85	0.41
Book value per share	28.89	28.21	27.47	26.95	26.48	2.41	28.89	26.48	2.41
Closing share price	69.45	63.95	64.67	68.30	57.81	11.64	69.45	57.81	11.64
Total market value of common shares ($ billions)	34.8	32.0	32.4	34.3	28.9	5.9	34.8	28.9	5.9

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from
	2006	2006	2006	2006	2005	October 31, 2005
Balance Sheet Highlights
Assets	$319,978	$311,609	$306,307	$299,223	$293,862	8.9%
Net loans and acceptances	190,994	189,893	187,561	178,582	174,337	9.6
Deposits	203,848	202,094	194,488	193,259	193,793	5.2
Common shareholders’ equity	14,465	14,107	13,779	13,548	13,246	9.2

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2006	2006	2006	2006	2005	2006	2005
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	19.1	12.8	16.4	14.2	13.8	19.1	13.8
Diluted earnings per share growth	5.5	29.0	6.8	5.4	19.6	11.2	5.2
Diluted cash earnings per share growth (a)	3.8	27.3	5.0	3.5	18.9	9.4	5.1
Return on equity	19.4	20.3	19.3	17.8	20.0	19.2	18.8
Cash return on equity (a)	19.6	20.6	19.6	18.1	20.6	19.5	19.4
Net economic profit (NEP) growth (a)	(1.0)	59.3	0.0	(4.5)	32.0	10.3	0.1
Revenue growth	(6.1)	6.7	3.1	2.9	16.5	1.5	5.2
Revenue growth (teb) (a)	(5.9)	6.7	3.0	3.0	16.3	1.5	5.0
Non-interest expense-to-revenue ratio	65.5	62.3	63.1	63.7	62.1	63.6	64.4
Non-interest expense-to-revenue ratio (teb) (a)	64.6	61.5	62.3	62.9	61.4	62.8	63.6
Cash non-interest expense-to-revenue ratio (teb) (a)	64.2	61.1	61.9	62.4	60.5	62.4	62.6
Provision for credit losses-to- average loans and acceptances (annualized)	0.03	0.09	0.14	0.12	0.13	0.09	0.11
Gross impaired loans and acceptances-to-equity and allowance for credit losses	3.81	3.86	4.58	4.48	4.92	3.81	4.92
Cash and securities-to-total assets ratio	27.2	25.2	25.0	26.8	26.5	27.2	26.5
Tier 1 capital ratio	10.22	10.07	10.20	10.41	10.30	10.22	10.30
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	24.1	8.0	17.7	27.5	3.7	24.1	3.7
Dividend yield	3.57	3.88	3.28	2.87	3.39	3.25	3.20
Price-to-earnings ratio (times)	13.5	12.6	13.6	14.6	12.5	13.5	12.5
Market-to-book value (times)	2.40	2.27	2.35	2.53	2.18	2.40	2.18
Net economic profit ($ millions) (a)	325	349	302	254	328	1,230	1,116
Return on average assets	0.86	0.90	0.88	0.81	0.88	0.86	0.81
Net interest margin	1.51	1.56	1.51	1.57	1.58	1.53	1.61
Net interest margin (teb) (a)	1.55	1.60	1.55	1.61	1.62	1.58	1.65
Non-interest revenue-to-total revenue	50.6	52.0	55.0	52.3	54.4	52.5	51.3
Non-interest revenue-to-total revenue (teb) (a)	49.9	51.3	54.3	51.7	53.8	51.8	50.7
Non-interest expense growth	(0.9)	2.0	(0.6)	0.8	9.4	0.3	2.6
Total capital ratio	11.76	11.59	11.76	11.89	11.82	11.76	11.82
Tier 1 capital ratio — U.S. basis	9.93	9.78	9.89	10.12	10.01	9.93	10.01
Equity-to-assets ratio	4.7	4.7	4.7	4.7	4.7	4.7	4.7

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
(Unaudited) (Canadian $ in millions, except as noted)	2006	2006	2006	2006	2005	2006	2005
							Restated
			Restated (See Note 2)				(See Note 2)
Interest, Dividend and Fee Income
Loans	$2,739	$2,664	$2,340	$2,242	$2,098	$9,985	$7,728
Securities	589	587	473	509	457	2,158	1,830
Deposits with banks	214	216	172	167	164	769	606

	3,542	3,467	2,985	2,918	2,719	12,912	10,164

Interest Expense
Deposits	1,686	1,536	1,308	1,213	1,074	5,743	3,703
Subordinated debt	43	43	41	42	47	169	202
Preferred shares and capital trust securities	25	24	25	25	25	99	97
Other liabilities	573	630	498	456	379	2,157	1,375

	2,327	2,233	1,872	1,736	1,525	8,168	5,377

Net Interest Income	1,215	1,234	1,113	1,182	1,194	4,744	4,787
Provision for credit losses (Note 3)	16	42	66	52	57	176	179

Net Interest Income After Provision for Credit Losses	1,199	1,192	1,047	1,130	1,137	4,568	4,608

Non-Interest Revenue
Securities commissions and fees	247	260	292	252	272	1,051	1,092
Deposit and payment service charges	183	187	179	180	187	729	734
Trading revenues	69	163	180	221	169	633	413
Lending fees	90	92	77	78	76	337	313
Card fees	105	106	94	91	60	396	334
Investment management and custodial fees	76	77	69	76	77	298	305
Mutual fund revenues	130	128	126	115	116	499	437
Securitization revenues	55	21	4	20	34	100	113
Underwriting and advisory fees	104	92	113	98	101	407	357
Investment securities gains	46	51	30	18	79	145	165
Foreign exchange, other than trading	48	47	49	43	48	187	180
Insurance income	49	58	51	46	38	204	162
Other	44	54	96	61	169	255	447

	1,246	1,336	1,360	1,299	1,426	5,241	5,052

Net Interest Income and Non-Interest Revenue	2,445	2,528	2,407	2,429	2,563	9,809	9,660

Non-Interest Expense
Employee compensation (Notes 2 and 6)	934	958	932	1,000	952	3,824	3,751
Premises and equipment	328	299	296	288	334	1,211	1,264
Amortization of intangible assets	11	10	12	11	22	44	94
Travel and business development	76	64	63	50	69	253	247
Communications	39	36	31	25	33	131	122
Business and capital taxes	19	23	25	27	28	94	107
Professional fees	92	65	72	58	65	287	243
Other	114	145	129	121	123	509	504

Total Non-Interest Expense	1,613	1,600	1,560	1,580	1,626	6,353	6,332

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	832	928	847	849	937	3,456	3,328
Income taxes	117	199	177	224	257	717	874

	715	729	670	625	680	2,739	2,454
Non-controlling interest in subsidiaries	19	19	19	19	16	76	58

Net Income	$696	$710	$651	$606	$664	$2,663	$2,396

Preferred share dividends	$8	$6	$8	$8	$8	$30	$30
Net income available to common shareholders	$688	$704	$643	$598	$656	$2,633	$2,366
Average common shares (in thousands)	500,432	500,762	502,502	501,374	500,383	501,257	500,060
Average diluted common shares (in thousands)	510,166	509,991	512,743	511,600	510,378	511,173	510,845

Earnings Per Share (Canadian $)
Basic	$1.37	$1.41	$1.28	$1.19	$1.31	$5.25	$4.73
Diluted	1.35	1.38	1.25	1.17	1.28	5.15	4.63
Dividends Declared Per Common Share	0.62	0.62	0.53	0.49	0.49	2.26	1.85

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statement — Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
(Unaudited) (Canadian $ in millions)	2006	2006	2006	2006	2005
			Restated (See Note 2)
Assets

Cash Resources	$19,608	$20,160	$19,560	$19,933	$20,721

Securities
Investment	15,580	12,784	13,075	12,032	12,936
Trading (Note 2)	51,820	45,455	44,079	48,074	44,087
Loan substitutes	11	11	11	11	11

	67,411	58,250	57,165	60,117	57,034

Loans
Residential mortgages	63,321	63,591	63,055	62,652	60,871
Consumer instalment and other personal	30,418	29,693	28,873	28,206	27,929
Credit cards	3,631	5,049	4,874	4,709	4,648
Businesses and governments	56,030	53,433	52,121	48,289	47,803
Securities borrowed or purchased under resale agreements	31,429	31,865	33,116	29,853	28,280

	184,829	183,631	182,039	173,709	169,531
Customers’ liability under acceptances	7,223	7,369	6,639	5,988	5,934
Allowance for credit losses (Note 3)	(1,058)	(1,107)	(1,117)	(1,115)	(1,128)

	190,994	189,893	187,561	178,582	174,337

Other Assets
Derivative financial instruments	30,411	32,247	31,523	30,664	31,517
Premises and equipment	2,047	1,942	1,841	1,818	1,847
Goodwill	1,098	1,104	1,098	1,109	1,091
Intangible assets	152	163	172	186	196
Other (Note 2)	8,257	7,850	7,387	6,814	7,119

	41,965	43,306	42,021	40,591	41,770

Total Assets	$319,978	$311,609	$306,307	$299,223	$293,862

Liabilities and Shareholders’ Equity

Deposits
Banks	$26,632	$26,362	$23,394	$25,940	$25,473
Businesses and governments	100,848	99,821	94,234	90,783	92,437
Individuals	76,368	75,911	76,860	76,536	75,883

	203,848	202,094	194,488	193,259	193,793

Other Liabilities
Derivative financial instruments	31,446	31,418	30,413	28,810	28,868
Acceptances	7,223	7,369	6,639	5,988	5,934
Securities sold but not yet purchased	15,398	14,271	15,653	14,161	16,142
Securities lent or sold under repurchase agreements	31,918	28,148	31,467	31,005	22,657
Other (Note 2)	10,758	9,277	8,647	7,800	8,557

	96,743	90,483	92,819	87,764	82,158

Subordinated Debt (Note 7)	2,726	2,729	3,025	2,456	2,469

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,827	4,765	4,741	4,716	4,618
Contributed surplus (Note 2)	49	47	45	43	35
Net unrealized foreign exchange loss	(789)	(762)	(806)	(740)	(612)
Retained earnings	10,974	10,653	10,395	10,125	9,801

	15,061	14,703	14,375	14,144	13,842

Total Liabilities and Shareholders’ Equity	$319,978	$311,609	$306,307	$299,223	$293,862

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended		For the twelve months ended
(Unaudited) (Canadian $ in millions)	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
		Restated		Restated
		(See Note 2)		(See Note 2)
Preferred Shares
Balance at beginning of period	$596	$596	$596	$596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	4,169	3,989	4,022	3,857
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	27	18	89	71
Issued under the Stock Option Plan	43	21	169	146
Issued on the exchange of shares of a subsidiary corporation	—	—	—	2
Repurchased for cancellation (Note 8)	(8)	(6)	(49)	(54)

Balance at End of Period	4,231	4,022	4,231	4,022

Contributed Surplus
Balance at beginning of period	47	33	35	10
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation (Note 2)	—	—	—	12

	47	33	35	22
Stock option expense	2	2	14	13

Balance at End of Period	49	35	49	35

Net Unrealized Foreign Exchange Loss
Balance at beginning of period	(762)	(483)	(612)	(497)
Unrealized loss on translation of net investments in foreign operations	(72)	(348)	(472)	(311)
Hedging gain	68	334	451	297
Income taxes	(23)	(115)	(156)	(101)

Balance at End of Period	(789)	(612)	(789)	(612)

Retained Earnings
Balance at beginning of period	10,653	9,431	9,801	8,773
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	—	(42)
Cumulative impact of adopting new accounting requirements for Stock-Based Compensation, net of applicable income taxes (Note 2)	—	—	—	(35)

	10,653	9,431	9,801	8,696
Net income	696	664	2,663	2,396
Dividends — Preferred shares	(8)	(8)	(30)	(30)
— Common shares	(311)	(245)	(1,133)	(925)
Common shares repurchased for cancellation (Note 8)	(56)	(41)	(327)	(336)

Balance at End of Period	10,974	9,801	10,974	9,801

Total Shareholders’ Equity	$15,061	$13,842	$15,061	$13,842

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements — Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended		For the twelve months ended
(Unaudited) (Canadian $ in millions)	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005
		Restated		Restated
		(See Note 2)		(See Note 2)
Cash Flows from Operating Activities
Net income	$696	$664	$2,663	$2,396
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	—	4	9	11
Net gain on investment securities	(46)	(83)	(154)	(176)
Net (increase) in trading securities	(6,492)	(2,039)	(8,565)	(9,848)
Provision for credit losses	16	57	176	179
Gain on sale of securitized loans (Note 4)	(44)	(24)	(69)	(82)
Change in derivative financial instruments
(Increase) decrease in derivative asset	1,449	(5,163)	31	(6,567)
Increase in derivative liability	423	3,802	3,700	5,520
Amortization of premises and equipment	95	93	360	377
Amortization of intangible assets	11	22	44	94
Future income tax expense (benefit)	(85)	131	(153)	91
Net increase (decrease) in current income taxes	20	(91)	144	(367)
Change in accrued interest
(Increase) in interest receivable	(309)	(88)	(468)	(255)
Increase in interest payable	207	78	303	162
Changes in other items and accruals, net	1,551	797	2,595	1,423
Gain on sale of Harrisdirect LLC	—	(49)	—	(49)
Gain on sales of land and buildings	—	(29)	—	(29)

Net Cash Provided by (Used in) Operating Activities	(2,508)	(1,918)	616	(7,120)

Cash Flows from Financing Activities
Net increase in deposits	2,259	7,854	13,108	20,643
Net increase (decrease) in securities sold but not yet purchased	1,145	1,467	(708)	5,701
Net increase (decrease) in securities lent or sold under repurchase agreements	3,845	(2,960)	9,987	1,737
Net decrease in liabilities of subsidiaries	(448)	(232)	(94)	(195)
Proceeds from issuance of securities of a subsidiary	—	447	—	447
Repayment of subordinated debt (Note 7)	—	(599)	(425)	(899)
Proceeds from issuance of subordinated debt (Note 7)	—	—	700	1,000
Proceeds from issuance of common shares	70	39	258	217
Common shares repurchased for cancellation (Note 8)	(64)	(47)	(376)	(390)
Dividends paid	(319)	(253)	(1,163)	(955)

Net Cash Provided by Financing Activities	6,488	5,716	21,287	27,306

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	185	(1,341)	901	(3,901)
Purchases of investment securities	(9,111)	(2,870)	(20,433)	(14,827)
Maturities of investment securities	2,616	2,686	9,494	8,402
Proceeds from sales of investment securities	3,657	1,002	7,920	8,294
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(4,031)	(3,937)	(20,184)	(16,191)
Proceeds from securitization of loans (Note 4)	2,241	933	4,994	3,130
Net (increase) decrease in securities borrowed or purchased under resale agreements	344	(1,432)	(3,723)	(5,900)
Proceeds from sales of land and buildings	—	199	—	347
Premises and equipment — net purchases	(204)	(237)	(583)	(487)
Acquisitions (Note 5)	—	—	(76)	(194)
Proceeds from sale of Harrisdirect LLC	—	827	—	827

Net Cash Used in Investing Activities	(4,303)	(4,170)	(21,690)	(20,500)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(21)	(54)	(167)	120

Net Increase (Decrease) in Cash and Cash Equivalents	(344)	(426)	46	(194)
Cash and Cash Equivalents at Beginning of Period	2,802	2,838	2,412	2,606

Cash and Cash Equivalents at End of Period	$2,458	$2,412	$2,458	$2,412

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements — Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005, except as described in Note 2.

2.	Changes in Accounting Policy

Settlement Date Accounting
During the quarter ended July 31, 2006, we changed our accounting policy for securities transactions from the trade date basis of accounting to the settlement date basis of accounting for the Consolidated Balance Sheet.

We have restated prior periods’ financial statements for this change. The impact of this change in accounting policy on the current and prior periods is as follows:

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
(Canadian $ in millions)	2006	2006	2006	2006	2005

Increase (decrease)

Consolidated Balance Sheet
Trading securities	$(1,896)	$(1,008)	$(1,771)	$(1,570)	$(222)
Other assets	(6,618)	(4,051)	(4,296)	(4,930)	(3,423)
Other liabilities	(8,514)	(5,059)	(6,067)	(6,500)	(3,645)

Stock-Based Compensation
During the quarter ended July 31, 2006, we adopted the Canadian Institute of Chartered Accountants’ (“CICA’s”) new accounting requirements on stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. Previously, we amortized the cost over the vesting period.

We have restated prior periods’ financial statements for this change. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2006	2006	2006	2006	2005	2006	2005

Increase (decrease) in net income

Consolidated Statement of Income
Employee compensation	$11	$11	$11	$(35)	$10	$(2)	$(5)
Income taxes	(4)	(3)	(4)	11	(3)	—	1

Net Income	$7	$8	$7	$(24)	$7	$(2)	$(4)

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
(Canadian $ in millions)	2006	2006	2006	2006	2005

Increase (decrease)

Consolidated Balance Sheet
Other assets	$(24)	$(30)	$(36)	$(42)	$(25)
Other liabilities	1	1	1	1	(1)
Contributed surplus	16	17	19	20	15

Financial Statements — Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

2.	Changes in Accounting Policy (continued)

Variable Interest Entities
On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as at November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004 was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.

The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark-to-market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting after we started consolidating the VIEs.

On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on our Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark-to-market losses on swaps that had been charged against opening retained earnings.

During the year ended October 31, 2006, we adopted new accounting guidance that provides additional clarification on VIEs and their consolidation requirements. There was no material impact on our consolidated financial statements.
Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at October 31, 2006 and October 31, 2005 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

	For the three months ended
	Specific allowance		General allowance		Total
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005

Balance at beginning of period	$164	$228	$943	$972	$1,107	$1,200
Provision for credit losses	51	57	(35)	—	16	57
Recoveries	24	15	—	—	24	15
Write-offs	(86)	(125)	—	—	(86)	(125)
Foreign exchange and other	—	(6)	(3)	(13)	(3)	(19)

Balance at end of period	$153	$169	$905	$959	$1,058	$1,128

	For the twelve months ended
	Specific allowance		General allowance		Total
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005

Balance at beginning of period	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	211	219	(35)	(40)	176	179
Recoveries	112	67	—	—	112	67
Write-offs	(338)	(419)	—	—	(338)	(419)
Foreign exchange and other	(1)	4	(19)	(11)	(20)	(7)

Balance at end of period	$153	$169	$905	$959	$1,058	$1,128

Financial Statements — Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

4.	Securitization

During the quarter ended October 31, 2006, we securitized credit card loans totalling $1,500 million for total cash proceeds of $1,425 million. We retained responsibility for servicing these credit card loans. We recorded $27 million of gains in non-interest revenue, securitization revenues, $73 million of investment in securitization vehicle and $36 million of deferred purchase price in investment securities, and $6 million of servicing liability in other liabilities related to the securitization of those loans. The key weighted-average assumptions used to value the deferred purchase price for these securitizations was an average term of 1.0 year, a prepayment rate of 41.04%, an interest rate of 19.98% and a discount rate of 10.97%.

During the quarter ended October 31, 2006, we securitized residential mortgages totalling $825 million for total cash proceeds of $816 million ($3,629 million and $3,569 million respectively, for the twelve months ended October 31, 2006). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $6 million of gains in non-interest revenue, securitization revenues, $30 million of deferred purchase price in investment securities and $7 million of servicing liability in other liabilities related to the securitization of those loans ($1 million loss, $111 million and $28 million respectively, for the twelve months ended October 31, 2006). The key weighted-average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.8 years, a prepayment rate of 9.0%, an interest rate of 5.19% and a discount rate of 4.28% (4.6 years and 9.36%, 4.95% and 4.32% respectively, for the twelve months ended October 31, 2006).

In addition, gains on sales of loans sold to all revolving securitization vehicles were $11 million for the quarter ended October 31, 2006 (gains of $43 million for the twelve months ended October 31, 2006).

5.	Acquisitions

Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park

Cash resources	$16
Securities	54
Loans	247
Premises and equipment	5
Goodwill	44
Core deposit intangible asset	7
Other assets	4

Total assets	377

Deposits	296
Other liabilities	5

Total liabilities	301

Purchase price	$76

During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.

Future Acquisitions

First National Bank & Trust
On September 27, 2006, we announced that we had reached a definitive agreement to purchase First National Bank & Trust (“First National”) for approximately $325 million. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. The acquisition of First National is subject to regulatory approval and is expected to close during the quarter ended January 31, 2007, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. First National will be part of our Personal and Commercial Banking U.S. reporting segment.

Financial Statements — Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

5.	Acquisitions (continued)

bcpbank Canada
On August 3, 2006, we announced that we had signed an agreement to purchase bcpbank Canada, a full-service chartered bank, for total cash consideration of approximately $41 million. The acquisition of bcpbank Canada is expected to close during the quarter ended January 31, 2007, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. bcpbank Canada will be part of our Personal and Commercial Banking Canada reporting segment.

6.	Employee Compensation

Stock Options
During the year ended ended October 31, 2006, we granted a total of 1,390,700 stock options. The weighted-average fair value of these options was $10.17 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the twelve months ended October 31, 2006

Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2006	2005	2006	2005

Benefits earned by employees	$34	$33	$4	$4
Interest cost on accrued benefit liability	53	53	11	13
Actuarial loss recognized in expense	20	19	2	2
Amortization of plan amendment costs	2	1	(3)	(3)
Expected return on plan assets	(64)	(58)	(1)	(1)

Benefits expense	45	48	13	15
Canada and Quebec pension plan expense	8	7	—	—
Defined contribution expense	2	3	—	—

Total pension and other employee future benefit expenses	$55	$58	$13	$15

	Pension benefit plans		Other employee future benefit plans
	For the twelve months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2006	2005	2006	2005

Benefits earned by employees	$137	$127	$18	$17
Interest cost on accrued benefit liability	208	205	46	46
Actuarial loss recognized in expense	82	69	14	10
Amortization of plan amendment costs	6	4	(7)	(7)
Expected return on plan assets	(253)	(230)	(5)	(5)

Benefits expense	180	175	66	61
Canada and Quebec pension plan expense	49	45	—	—
Defined contribution expense	10	11	—	—

Total pension and other employee future benefit expenses	$239	$231	$66	$61

Financial Statements — Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

7.	Subordinated Debt

On May 9, 2006, we redeemed all of our 8.15% Debentures, Series 21, due 2011, totalling $300 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

On April 21, 2006, we issued $700 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, First Tranche, is due April 2021. Interest on this issue is payable semi-annually at a fixed rate of 5.10% until April 21, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On March 14, 2006, we redeemed all of our 7.40% Debentures, Series 19, due 2011, totalling $125 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

8.	Share Capital

On September 6, 2006, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares. We participated in a normal course issuer bid during the period from September 7, 2005 to September 5, 2006, under which we were able to repurchase up to 15,000,000 common shares, approximately 3% of our then outstanding common shares.

During the quarter ended October 31, 2006, we repurchased 975,000 common shares at an average cost of $65.84 per share, totalling $64 million. During the quarter ended October 31, 2005, we repurchased 816,300 common shares at an average cost of $57.71 per share, totalling $47 million. During the twelve months ended October 31, 2006, we repurchased 5,919,400 common shares at an average cost of $63.58 per share, totalling $376 million. During the twelve months ended October 31, 2005, we repurchased 6,957,800 common shares at an average cost of $56.04 per share, totalling $390 million.

Share Capital Outstanding (a)
(Canadian $ in millions, except as noted)	October 31, 2006
	Number
	of shares	Amount	Convertible into...

Preferred Shares — Classified as Liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

		450

Preferred Shares — Classified as Equity
Class B – Series 5	8,000,000	200	—
Class B – Series 10 (c)	12,000,000	396	common shares (b)

		596
Common Shares	500,726,079	4,231	—

Share Capital		$4,827

Stock options issued under stock option plan		n/a	23,254,639 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a — not applicable
9.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the twelve months ended
(Canadian $ in millions, except earnings per share figures)	October 31, 2006	October 31, 2005	October 31, 2006	October 31, 2005

Net Income — Canadian GAAP	$696	$664	$2,663	$2,396
United States GAAP adjustments	(15)	(22)	(57)	(120)

Net Income — United States GAAP	$681	$642	$2,606	$2,276

Earnings Per Share
Basic — Canadian GAAP	$1.37	$1.31	$5.25	$4.73
Basic — United States GAAP	1.35	1.27	5.14	4.49
Diluted — Canadian GAAP	1.35	1.28	5.15	4.63
Diluted — United States GAAP	1.32	1.24	5.04	4.40

Amounts in the above table have been restated to reflect the changes in accounting policy described in Note 2.

Financial Statements — Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

9.	United States Generally Accepted Accounting Principles (continued)

Variable Interest Entities
During the quarter ended October 31, 2006, under United States GAAP, we adopted new accounting guidance that provides additional clarification on variable interest entities and their consolidation requirements. There was no material impact on our consolidated financial statements under United States GAAP as a result of this accounting guidance.

Stock-Based Compensation
During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation prospectively, beginning with the grants issued in the quarter. During the quarter ended July 31, 2006, we retroactively adopted new Canadian accounting guidance on stock-based compensation, which is harmonized with the United States accounting standard (see Note 2). Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.

10.	Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Beginning in the quarter ended January 31, 2006, we amended our segment information to include both Personal and Commercial Banking Canada and Personal and Commercial Banking U.S. as reporting segments. Prior period information has been restated to reflect this new reporting basis.

Personal and Commercial Banking Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group
Investment Banking Group (“IBG”), operating under the BMO Capital Markets brand, combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. IBG also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Financial Statements — Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Corporate Services
Corporate Services includes Technology and Operations (“T&O”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Services include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&O’s results. As such, results for Corporate Services largely reflect operating results of Corporate units.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements — Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended	P&C	P&C			Corporate	Total	Teb	Total
October 31, 2006	Canada	U.S.	PCG	IBG	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$755	$184	$145	$191	$(27)	$1,248	$(33)	$1,215
Non-interest revenue	403	41	320	442	40	1,246	—	1,246

Total Revenue	1,158	225	465	633	13	2,494	(33)	2,461
Provision for credit losses	79	7	1	19	(90)	16	—	16
Non-interest expense	678	178	334	394	29	1,613	—	1,613

Income before taxes and non-controlling interest in subsidiaries	401	40	130	220	74	865	(33)	832
Income taxes	130	17	45	34	(76)	150	(33)	117
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$271	$23	$85	$186	$131	$696	$—	$696

Average Assets	$116,318	$22,123	$6,708	$170,999	$3,895	$320,043	$—	$320,043

Goodwill (As at)	$93	$582	$323	$98	$2	$1,098	$—	$1,098

For the three months ended	P&C	P&C			Corporate	Total	Teb	Total
October 31, 2005	Canada	U.S.	PCG	IBG	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$741	$184	$147	$186	$(34)	$1,224	$(30)	$1,194
Non-interest revenue	367	40	425	520	74	1,426	—	1,426

Total Revenue	1,108	224	572	706	40	2,650	(30)	2,620
Provision for credit losses	67	7	1	24	(42)	57	—	57
Non-interest expense	652	163	389	372	50	1,626	—	1,626

Income before taxes and non-controlling interest in subsidiaries	389	54	182	310	32	967	(30)	937
Income taxes	118	20	75	84	(10)	287	(30)	257
Non-controlling interest in subsidiaries	—	—	—	—	16	16	—	16

Net Income	$271	$34	$107	$226	$26	$664	$—	$664

Average Assets	$109,019	$21,700	$6,912	$156,586	$5,854	$300,071	$—	$300,071

Goodwill (As at)	$93	$568	$327	$100	$3	$1,091	$—	$1,091

For the twelve months ended	P&C	P&C			Corporate	Total	Teb	Total
October 31, 2006	Canada	U.S.	PCG	IBG	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$2,940	$740	$569	$773	$(151)	$4,871	$(127)	$4,744
Non-interest revenue	1,639	166	1,324	2,007	105	5,241	—	5,241

Total Revenue	4,579	906	1,893	2,780	(46)	10,112	(127)	9,985
Provision for credit losses	314	30	3	79	(250)	176	—	176
Non-interest expense	2,600	681	1,334	1,601	137	6,353	—	6,353

Income before taxes and non-controlling interest in subsidiaries	1,665	195	556	1,100	67	3,583	(127)	3,456
Income taxes	524	80	196	240	(196)	844	(127)	717
Non-controlling interest in subsidiaries	—	—	—	—	76	76	—	76

Net Income	$1,141	$115	$360	$860	$187	$2,663	$—	$2,663

Average Assets	$114,364	$21,890	$6,545	$161,811	$4,521	$309,131	$—	$309,131

Goodwill (As at)	$93	$582	$323	$98	$2	$1,098	$—	$1,098

For the twelve months ended	P&C	P&C			Corporate	Total	Teb	Total
October 31, 2005	Canada	U.S.	PCG	IBG	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$2,829	$732	$577	$966	$(198)	$4,906	$(119)	$4,787
Non-interest revenue	1,490	165	1,459	1,775	163	5,052	—	5,052

Total Revenue	4,319	897	2,036	2,741	(35)	9,958	(119)	9,839
Provision for credit losses	269	30	4	98	(222)	179	—	179
Non-interest expense	2,483	659	1,520	1,477	193	6,332	—	6,332

Income before taxes and non-controlling interest in subsidiaries	1,567	208	512	1,166	(6)	3,447	(119)	3,328
Income taxes	493	83	192	313	(88)	993	(119)	874
Non-controlling interest in subsidiaries	—	—	—	—	58	58	—	58

Net Income	$1,074	$125	$320	$853	$24	$2,396	$—	$2,396

Average Assets	$105,963	$21,055	$7,061	$157,234	$5,189	$296,502	$—	$296,502

Goodwill (As at)	$93	$568	$327	$100	$3	$1,091	$—	$1,091

(1)	Corporate Services includes Technology and Operations.
(2)	Taxable equivalent basis — see Basis of Presentation section.
(3)	Amounts in the above table have been restated to reflect the changes in accounting policy described in Note 2.

Financial Statements — Page 12

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions), Taxable equivalent basis (1)
For the three months ended
October 31, 2006	Canada	United States	Other countries	Total

Net interest income	$900	$309	$39	$1,248
Non-interest revenue	970	231	45	1,246

Total Revenue	1,870	540	84	2,494
Provision for credit losses	20	(3)	(1)	16
Non-interest expense	1,174	402	37	1,613

Income before taxes and non-controlling interest in subsidiaries	676	141	48	865
Income taxes	96	47	7	150
Non-controlling interest in subsidiaries	14	5	—	19

Net Income	$566	$89	$41	$696

Average Assets	$203,119	$88,371	$28,553	$320,043

Goodwill (As at)	$410	$688	$—	$1,098

For the three months ended
October 31, 2005	Canada	United States	Other countries	Total

Net interest income	$891	$300	$33	$1,224
Non-interest revenue	1,001	386	39	1,426

Total Revenue	1,892	686	72	2,650
Provision for credit losses	52	6	(1)	57
Non-interest expense	1,105	484	37	1,626

Income before taxes and non-controlling interest in subsidiaries	735	196	36	967
Income taxes	212	89	(14)	287
Non-controlling interest in subsidiaries	11	5	—	16

Net Income	$512	$102	$50	$664

Average Assets	$190,819	$83,321	$25,931	$300,071

Goodwill (As at)	$411	$680	$—	$1,091

For the twelve months ended
October 31, 2006	Canada	United States	Other countries	Total

Net interest income	$3,508	$1,217	$146	$4,871
Non-interest revenue	3,911	1,150	180	5,241

Total Revenue	7,419	2,367	326	10,112
Provision for credit losses	181	(3)	(2)	176
Non-interest expense	4,535	1,680	138	6,353

Income before taxes and non-controlling interest in subsidiaries	2,703	690	190	3,583
Income taxes	629	228	(13)	844
Non-controlling interest in subsidiaries	55	21	—	76

Net Income	$2,019	$441	$203	$2,663

Average Assets	$200,085	$82,161	$26,885	$309,131

Goodwill (As at)	$410	$688	$—	$1,098

For the twelve months ended
October 31, 2005	Canada	United States	Other countries	Total

Net interest income	$3,504	$1,266	$136	$4,906
Non-interest revenue	3,545	1,344	163	5,052

Total Revenue	7,049	2,610	299	9,958
Provision for credit losses	192	14	(27)	179
Non-interest expense	4,349	1,855	128	6,332

Income before taxes and non-controlling interest in subsidiaries	2,508	741	198	3,447
Income taxes	798	247	(52)	993
Non-controlling interest in subsidiaries	36	22	—	58

Net Income	$1,674	$472	$250	$2,396

Average Assets	$195,281	$75,632	$25,589	$296,502

Goodwill (As at)	$411	$680	$—	$1,091

(1)	Taxable equivalent basis — see Basis of Presentation section.
(2)	Amounts in the above table have been restated to reflect the changes in accounting policy described in Note 2.

Financial Statements — Page 13